Exhibit 99.1

MANAGEMENT
PROXY CIRCULAR

AND

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS

MAY 22, 2014

LETTER TO SHAREHOLDERS

To our Shareholders and Stakeholders,

Trust is the foundation of our business. As the accelerating pace of change reshapes global markets before our eyes, our customers are required to react faster than ever before and to sort through an increasingly complex tsunami of information and ever-changing regulation. Against this backdrop, our ability to separate the signal from the noise has never been more important. We are privileged to be trusted for the decisions that matter most. We believe the greatest value we deliver is the ability for our customers to act with confidence in a complex world.

We know that trust must be earned every day. And we dedicate ourselves to that task in everything we do.

2013: Execution and Momentum

Our financial performance in 2013 demonstrated an ability to execute on our strategy in a volatile and shifting global environment. We delivered on our financial outlook for 2013 despite challenges to two of our largest customer groups – large global banks and big U.S. law firms. More importantly, we improved our position with customers, launched new products, continued to reduce operating expenses and announced another dividend increase for our shareholders.

We saw promising growth in many of our business units. Our Intellectual Property & Science unit grew revenues 11%. Our Tax & Accounting unit grew 9%. Our Legal business was up 3%. And our businesses in emerging markets grew by 10% during the year.

While revenues from our Financial business declined 1%, we continued to make tangible progress both from operating and competitive perspectives. It will take more time before this progress translates into positive revenue growth for this business. Eikon is our flagship desktop product for financial professionals, and we were pleased that there were nearly three times as many installed Eikon desktops -- more than 122,000 -- at the end of the year than there were at the beginning. Both customer satisfaction and sales trends improved throughout the year and we expect more of the same through 2014.

2014: Customer-Driven Growth

We enter 2014 on a positive trajectory and in a far stronger competitive position than a year ago. Our Financial business is working closely with our largest customers to help them retool for the competitive challenges ahead. We expect our Legal business to continue to make good progress as it evolves into a solutions business, helping law firms improve productivity, manage their businesses more efficiently and grow more quickly. And we believe that IP & Science and Tax & Accounting will keep building from their strong performances last year. The global markets in which they operate continue to expand and they each hold strong market positions.

Expanding on the progress made in 2013, this year we will sharpen our focus on innovation and driving higher rates of organic growth. We will increasingly work across our internal units to deliver customers the full power of our enterprise. We believe that the breadth and depth of our content, market-moving news, technology platforms, applications, transaction capabilities, cloud-based services and workflow solutions are unrivaled across our competitive set. In fact, our strongest customer relationships today are those where we engage across multiple touch points. By working to reduce internal complexity and simplify our organization, we believe there is a great opportunity to build on those strong foundations.

Moreover, we are unlocking the extraordinary talent of our people through a sweeping culture change program aimed at strengthening accountability, creativity and collaboration at all levels of our organization.

Well Positioned to Capitalize on Global Trends

Today Thomson Reuters stands at the crossroads of information and technology, of regulation and global commerce. It's a busy intersection. While the global trends that are reshaping our customers' worlds are unprecedented and require that we evolve, they also create unprecedented opportunities for us.

In the deluge of data, professionals need content they can trust. They need accurate, timely and relevant information on which they can base critical decisions.

We hold as sacred that role of trusted source. It has been built over generations in each of our markets – in fact over more than 100 years in more than 100 countries around the world. Over those years we have built deep relationships that allow us to connect our customers with opportunities locally and across regions.

The global regulatory environment is not only intense and aggressive, it also is uncoordinated. Our regional strength gives us the ability to monitor across jurisdictions and we also have deep vertical expertise that allows our customers to manage issues and regulations specific to their businesses.

As we continue to evolve into an enterprise that balances vertical and regional expertise with global scale, we look to harness the full power of our assets and expertise to meet customers' rising expectations -- building new and broader partnerships, and empowering our customers to act with confidence in an ever-more complex world.

Thomson Reuters Management Proxy Circular

We believe the steps we are taking to transform Thomson Reuters will result in a more nimble and effective enterprise with deeper customer relationships, higher and more sustainable organic revenue growth, and stronger earnings. We are excited about the journey.

Transforming Our World

In 2013, we made our Corporate Responsibility program more relevant by realigning our focus areas to better align with the mission and values of the organization. We report on our progress in an annual global Corporate Responsibility report.

We are proud of the Thomson Reuters employees who volunteered more than 91,000 hours of community service in 2013, more than doubling the hours recorded in 2012. We recognize and reward employee community service efforts through our Community Champion Awards program with company donations to support personal charitable initiatives across the globe. We continue to develop and enhance our internal philanthropy platform, My Community, which offers employees access to matching gifts, volunteering and employee giving programs. And, importantly, we provide products and services across our business operations which support our Corporate Responsibility focus, as well as our website, sustainability.thomsonreuters.com, which brings together our work advising decision makers in the professional and business communities on sustainability issues.

2013 was also a banner year for The Thomson Reuters Foundation, a not-for-profit organization supported by our company, which leverages skills and expertise across our organization to increase trust in and access to the rule of law, saving lives through the provision of trusted information and improving standards of journalism. We encourage you to read about the Foundation's work in its annual report and on its website, www.trust.org.

Like the solutions, services and platforms which we provide our customers, our philanthropic efforts help to create a more informed, empowered and prosperous world.

Heartfelt Thanks

As always, we are grateful to our customers, employees and shareholders for their trust, and to our Board for their guidance and support.

After many years of distinguished service on our Board, Lawton W. Fitt, Sir Deryck Maughan and John M. Thompson are completing their terms this spring. We cannot thank them enough for the deep insight and wise counsel they have provided over the years.

David Thomson	James C. Smith
Chairman of the Board	President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2013 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Thomson Reuters Management Proxy Circular

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF THOMSON REUTERS CORPORATION

To our Shareholders,

We are pleased to invite you to attend the 2014 Thomson Reuters annual meeting of shareholders on Thursday, May 22, 2014 at 12:00 p.m. (Eastern Daylight Time). The meeting will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. Following the meeting, a webcast will also be available at www.thomsonreuters.com.

BUSINESS

The business of the meeting will be to:

1.  Receive our consolidated financial statements for the year ended December 31, 2013 and the auditor’s report on those statements;

2.  Elect directors;

3.  Appoint the auditor and authorize the directors to fix the auditor’s remuneration; and

4.  Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

These matters are discussed in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2013 performance and our plans for Thomson Reuters going forward. Shareholders in attendance will have an opportunity to ask questions.

RECORD DATE

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2014.

NOTICE-AND-ACCESS

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.thomsonreuters.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

VOTING

Your vote is important. If you’re unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Tuesday, May 20, 2014, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

The Thomson Reuters board considers all of the proposals described in the enclosed materials to be in the best interests of our company. Accordingly, the board unanimously recommends that you cast your vote “FOR” all of these items of business.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson	James C. Smith
Chairman of the Board	President & Chief Executive Officer

March 31, 2014

Thomson Reuters Management Proxy Circular

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

Page

2	About this Circular and Related Proxy Materials
3	Business of the Meeting
4	Voting Information
6	Annual and Quarterly Financial Statements and Related MD&A
6	Notice-and-Access
7	Electronic Delivery of Shareholder Communications
7	Principal Shareholder and Share Capital
8	About Our Directors
10	Nominee Information
15	Director Compensation
18	Corporate Governance
18	Board Composition and Responsibilities
21	Controlled Company
21	Committees
22	Audit Committee
25	Corporate Governance Committee
28	HR Committee
29	Succession Planning and Talent Management
29	Director Attendance
30	Transactions Involving Directors or Officers
30	Other/Interlocking Directorships
30	Disclosure and Communications Controls and Procedures
31	Code of Business Conduct and Ethics
31	Trust Principles and Founders Share Company
33	About Our Independent Auditor
34	Advisory Resolution on Executive Compensation (Say on Pay)
35	Compensation Discussion and Analysis
35	Overview of 2013 Compensation
36	Components of 2013 Compensation
37	Designing and Determining Executive Compensation: The Role of the HR Committee, Our Principal Shareholder and Independent Advisors
39	Our Key Compensation Principles
42	2013 Compensation
45	2013 Named Executive Officer Compensation and Key Accomplishments
53	Executive Compensation
62	Indebtedness of Officers, Directors and Employees
63	Directors’ and Officers’ Indemnification and Insurance
63	Additional Information
64	Directors’ Approval
A-1	Appendix A — Plan Descriptions

Thomson Reuters Management Proxy Circular

FAST FACTS ABOUT THOMSON REUTERS

For more information about our company, visit www.thomsonreuters.com.

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. We deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

2013 results:
• Revenues – US$12.5 billion
• Adjusted EBITDA margin* - 24.5%
• Underlying operating profit margin* – 15.0%
• Adjusted earnings per share (EPS)* – US$1.54
• Free cash flow* – US$1.2 billion

Stock exchange listings (Symbol: TRI):
Toronto Stock Exchange (TSX)
New York Stock Exchange (NYSE)

Stock prices (2013):
Closing price (12/31/2013): C$40.17 / US$37.82
High: C$40.70 / US$38.73
Low: C$28.75 / US$29.10

Market capitalization (12/31/2013) – Over US$31.5 billion

Dividend per share (2014 annualized) – $1.32 (representing a 1.5% increase compared to 2013)

*Non-International Financial Reporting Standards (IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

Front cover photo credit: REUTERS/Kai Pfaffenbach, October 30, 2013.

ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Thursday, May 22, 2014. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of March 25, 2014. In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Thomson Reuters Management Proxy Circular

BUSINESS OF THE MEETING

HIGHLIGHTS

This year’s meeting will cover the following items of business:

	Item of Business	Highlights	Board Vote Recommendation
1	Financial statements
Receipt of our 2013 audited financial statements.

•  Our 2013 annual consolidated financial statements are included in our 2013 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

•  Shareholders who requested a copy of the 2013 annual report will receive it by mail or e-mail.

•  Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.
N/A

2	Directors
At the meeting, 13 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company who were elected at last year’s meeting, except for Sheila Bair, Michael Daniels and P. Thomas Jenkins. Lawton Fitt, Sir Deryck Maughan and John Thompson have decided not to stand for re-election.

•   A majority of our directors are independent.

•   The roles and responsibilities of the Chairman and the CEO are separate.

•   Shareholders vote annually for individual directors.
FOR EACH DIRECTOR NOMINEE

3	Auditor	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2015 annual meeting of shareholders.	FOR

4	Advisory resolution on executive compensation
In determining 2013 compensation arrangements for our executive team, the Human Resources (HR) Committee of our board created pay packages which are designed to recognize their various levels of experience and contributions. Most of the compensation arrangements are variable or “at risk” and based on our company’s financial performance.

Based on our company’s performance, 2013 annual incentive awards and performance restricted share units (PRSUs) granted as part of 2011-2013 long-term incentive awards each paid out at below target amounts.
We believe that our named executive officers’ compensation is aligned with performance relative to other public companies that we consider to be our peers or comparables.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.
FOR

5	Other business
If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.
N/A

Thomson Reuters Management Proxy Circular

VOTING INFORMATION

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2014 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of March 25, 2014, there were 813,999,450 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote in person. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

o	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

o	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Voting by proxy

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Non-registered shareholders

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Registered shareholders

•	You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, the Internet or telephone. Please refer to your proxy form for instructions.

•	You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

Thomson Reuters Management Proxy Circular

Voting in person

Non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•	If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

Registered shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Tuesday, May 20, 2014.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy or voting instructions by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•	By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, May 20, 2014. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

Thomson Reuters Management Proxy Circular

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

o	To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Wednesday, May 21, 2014. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

o	To the Chair of the meeting before the meeting starts; or

o	In any other manner permitted by law.

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. We are not sending proxy-related materials directly to non-objecting beneficial owners and we plan to have such materials distributed by intermediaries. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

NOTICE-AND-ACCESS

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

Thomson Reuters Management Proxy Circular

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote in person.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.computershare.com/eDelivery and click on “eDelivery Signup”. You will need information from your proxy form to register.

PRINCIPAL SHAREHOLDER AND SHARE CAPITAL

As of March 25, 2014, Woodbridge beneficially owned 455,967,692 of our common shares, or approximately 56% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 30 to our 2013 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2013 and 2012.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Thomson Reuters Management Proxy Circular

ABOUT OUR DIRECTORS

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2013; and

•	Our corporate governance structure and practices.

HIGHLIGHTS • A majority of our directors are independent; • The roles and responsibilities of the Chairman and the CEO are separate; and • We are proposing to elect three new directors at the meeting.

All of the nominees are currently directors of our company who were elected at last year’s annual meeting of shareholders, except for Sheila Bair, Michael Daniels and P. Thomas Jenkins. Lawton Fitt, Sir Deryck Maughan and John Thompson are not standing for re-election. Ms. Fitt has been a director of our company since 2008 and previously joined the Reuters board in 2004. Sir Deryck Maughan has been a director of our company since 2008 and previously joined the Reuters board in 2005. Mr. Thompson has been a director of our company since 2003. We thank Ms. Fitt, Sir Deryck and Mr. Thompson for their contributions to Thomson Reuters. Ms. Fitt, Sir Deryck and Mr. Thompson will be in attendance at this year’s meeting.

The board unanimously recommends that you vote FOR the election of the following 13 nominees to the Thomson Reuters board of directors: David Thomson, James C. Smith, Sheila C. Bair, Manvinder S. Banga, David W. Binet, Mary Cirillo, Michael E. Daniels, Steven A. Denning, P. Thomas Jenkins, Ken Olisa, OBE, Vance K. Opperman, Peter J. Thomson and Wulf von Schimmelmann.

Voting

You will be asked to vote for each director on an individual basis.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Majority voting policy

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will accept resignations, except in exceptional circumstances. The board will have 90 days from the annual meeting to make and publicly disclose its decision either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable).

Director qualifications

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the board and the overall management of the business and affairs of Thomson Reuters. Each director nominee has an understanding of our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election. Additional information is provided in the individual director profiles below and in the “Corporate Governance – Corporate Governance Committee” section of this circular.

Independence

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2014, the board conducted its annual assessment of the independence of each of its current members and determined that 9 of the 13 directors (69%) serving on the board are independent. The board also determined that if the three new director nominees are elected, then 9 of the 13 directors (69%) proposed to be elected at the meeting will be independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by current directors and new director nominees.

Thomson Reuters Management Proxy Circular

Director Independence
Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
Current directors
David Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters
Manvinder S. Banga		✓
David W. Binet			✓	President of Woodbridge, the principal shareholder of Thomson Reuters
Mary Cirillo		✓
Steven A. Denning		✓
Lawton W. Fitt*		✓
Sir Deryck Maughan*		✓
Ken Olisa, OBE		✓
Vance K. Opperman		✓
John M. Thompson*		✓
Peter J. Thomson			✓	A Chairman of Woodbridge, the principal shareholder of Thomson Reuters
Wulf von Schimmelmann		✓
Total	1	9	4

New director nominees
Sheila C. Bair		✓
Michaels E. Daniels		✓
P. Thomas Jenkins		✓
Total - directors proposed to be elected at the meeting	1	9	4

* Not standing for re-election at the meeting.

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in March 2014 that these relationships were immaterial.

Thomson Reuters Management Proxy Circular

Nominee Information

The following provides information regarding the 13 director nominees who are proposed to be elected at the meeting.

In the director nominee profiles on the following pages, “securities held” by a director nominee includes common shares over which a director exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual as of March 25, 2014. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director nominee provided us with information about how many common shares he or she beneficially owns. The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on March 25, 2014, which was $34.23. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date. We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of March 25, 2014 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

David Thomson[1] Age: 56 Toronto, Ontario, Canada Director since 1988 Non-independent Areas of expertise: investment management, retail, media/publishing
David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

Board/committee membership	2013 attendance		Other public company board memberships
Board	8 of 8	100%	–
Total	8 of 8	100%
Securities held[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer[2]
Common shares	RSUs	DSUs	Options
-	–	4,486	–	4,486	$153,556	–

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

James C. Smith Age: 54 Stamford, Connecticut, United States Director since 2012 Non-independent Areas of expertise: operations, international business and media/publishing
James C. Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. Mr. Smith received a BA from Marshall University.

Board/committee membership	2013 attendance		Other public company board memberships
Board	8 of 8	100%	–
Total	8 of 8	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of base salary[1]
Common shares	RSUs	DSUs	Options
216,158	26,951	155,166	2,239,810	371,324	$12,710,421	8.20x

1	Reflects Mr. Smith’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Thomson Reuters Management Proxy Circular

Manvinder S. Banga Age: 59 London, United Kingdom Director since 2009 Independent Areas of expertise: international business, finance, technology, operations, marketing
Manvinder (Vindi) Banga joined Clayton, Dubilier & Rice, LLC, a private equity investment firm, as an Operating Partner based in London in June 2010. Prior to that, he held a number of senior executive positions over his 33 year career with Unilever, including President, Food, Home & Personal Care of Unilever PLC, Business Group President of Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. Mr. Banga is also a director of B&M Stores Ltd. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry. He is a graduate of the Indian Institute of Technology (IIT), Delhi, where he completed his Bachelor of Technology in Mechanical Engineering and the IIM Ahmedabad where he obtained a post graduate degree in management.

Board/committee membership	2013 attendance		Other public company board memberships
Board	7 of 8	88%	Marks and Spencer Group plc
HR	5 of 5	100%
Total	12 of 13	92%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
31,713	–	1,342	–	33,055	$1,131,473	5.66x

David W. Binet Age: 56 Toronto, Ontario, Canada Director since January 2013 Non-independent Areas of expertise: legal, media/publishing, investment management
David W. Binet is President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 1, 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

Board/committee membership	2013 attendance		Other public company board memberships
Board	8 of 8	100%	–
Corporate Governance	5 of 5	100%
HR	5 of 5	100%
Total	18 of 18	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
262,476	–	1,679	–	264,155	$9,042,026	45.21x

Mary Cirillo Age: 66 New York, New York, United States Director since 2005 Independent Areas of expertise: technology, finance, operations, international business
Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive at Bankers Trust and Citibank for over 20 years. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P., a venture capital firm, and serves on the boards of several cultural and educational organizations. She has a BA from Hunter College.

Board/committee membership	2013 attendance		Other public company board memberships
Board	8 of 8	100%	Dealer Track Holdings Inc.
Corporate Governance	5 of 5	100%	ACE Ltd.
HR	5 of 5	100%
Total	18 of 18	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
15,594	–	16,419	–	32,013	$1,095,805	4.76x

Thomson Reuters Management Proxy Circular

Steven A. Denning Age: 65 Greenwich, Connecticut, United States Director since 2000 Independent Areas of expertise: investment management, technology, international business
Steven Denning is Chairman and a Managing Director of General Atlantic LLC, a global growth private equity firm. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has a BS degree from the Georgia Institute of Technology and an MBA from the Graduate School of Business, Stanford University.

Board/committee membership	2013 attendance		Other public company board memberships
Board	7 of 7	88%	–
HR	5 of 5	100%
Total	12 of 12	92%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
39,455	–	23,029	–	62,484	$2,138,827	10.69x

Ken Olisa, OBE Age: 62 London, United Kingdom Director since 2008 Independent Areas of expertise: technology, operations, finance, international business
Ken Olisa, OBE, is Founder and Chairman of Restoration Partners, a boutique technology merchant bank advising and investing in IT companies. He joined the board of Reuters in 2004. From 1992 to 2006, Mr. Olisa was Chair and CEO of Interregnum PLC, a technology merchant bank. Prior to that, he was a senior executive for over 20 years at Wang Labs and IBM. From 1995 to 2000, Mr. Olisa was also a director of Open Text Corporation and of Eurasian Natural Resources Corporation from 2007 until 2011. He serves on the boards of several U.K. not-for-profit organizations. He has a MA from Fitzwilliam College, Cambridge.

Board/committee membership	2013 attendance		Other public company board memberships
Board	8 of 8	100%	–
Audit	8 of 8	100%
Total	16 of 16	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
4,143	–	1,623	–	5,766	$197,370	0.99x

Vance K. Opperman Age: 71 Minneapolis, Minnesota, United States Director since 1996 Independent Areas of expertise: legal, operations, finance, media/publishing, investment management
Vance Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as chairman of the board of Blue Cross and Blue Shield of Minnesota and he serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership	2013 attendance		Other public company board memberships
Board	8 of 8	100%	TCF Financial Corporation
Audit	8 of 8	100%
Corporate Governance	4 of 4	100%
Total	20 of 20	100%
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
50,000	–	67,912	–	117,912	$4,036,128	10.62x

1	Mr. Opperman was appointed to the Corporate Governance Committee in March 2013 and as Lead Independent Director in November 2013.

Thomson Reuters Management Proxy Circular

Peter J. Thomson[1] Age: 48 Toronto, Ontario, Canada Director since 1995 Non-independent Areas of expertise: investment management, science, technology
Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

Board/committee membership	2013 attendance		Other public company board memberships
Board	8 of 8	88%	–
Total	8 of 8	92%
Securities held[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer[2]
Common shares	RSUs	DSUs	Options
–	–	3,327	–	3,327	$113,883	–

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Wulf von Schimmelmann Age: 67 Munich, Germany Director since 2011 Independent Areas of expertise: finance, operations, international business
Wulf von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany's leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and a member of the Supervisory Board of Allianz Deutschland AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the US and Germany. Mr. von Schimmelmann was also previously a member of the Supervisory Board of Deutsche Teleknow and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

Board/committee membership	2013 attendance		Other public company board memberships
Board	8 of 8	100%	Accenture plc
Audit	7 of 8	88%	Deutsche Post DHL AG
Total	15 of 16	94%	Western Union Company
			Allianz Deutschland AG
Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options
–	–	14,118	–	14,118	$483,259	2.42x

The three individuals below are proposed to be elected to the board at the meeting and do not currently serve as directors of our company. None of these individuals own Thomson Reuters securities at this time.

Sheila C. Bair Age: 59 Washington, D.C., United States Independent Areas of expertise: international business, finance, operations, legal
Sheila C. Bair is a Senior Advisor to the Pew Charitable Trusts, an independent non-profit and non-governmental global research and public policy organization. Prior to August 2011, she was the Chair of the Federal Deposit Insurance Corporation, where she served in that capacity from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000, Commissioner of the Commodity Futures Trading Commission from 1991 to 1995, and as counsel to Kansas Republican Senate Majority Leader Bob Dole from 1981 to 1988. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas.

Ms. Bair is expected to be appointed to the Audit Committee of the board if elected.

Other public company board memberships
Host Hotels & Resorts, Inc.
Banco Santander, SA

Thomson Reuters Management Proxy Circular

Michael E. Daniels Age: 59 Hilton Head Island, South Carolina, United States Independent Areas of expertise: international business, finance, operations, technology
Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College and is also a trustee of Holy Cross.

Mr. Daniels is expected to be appointed to the HR Committee of the board if elected.

Other public company board memberships
SS&C Technologies Holdings, Inc.
Tyco International Ltd.

P. Thomas Jenkins Age: 54 Canmore, Alberta, Canada Independent Areas of expertise: technology, finance, operations, international business
Paul Thomas Jenkins is Chairman of OpenText Corporation, a multinational enterprise software firm.  He has served as a director of OpenText since 1994 and as its Chairman since 1998. From 1994 to 2005, Mr. Jenkins was President and Chief Executive Officer, and then from 2005 to 2013, Executive Chairman and Chief Strategy Officer of OpenText. Prior to that, Mr. Jenkins was employed in technical and managerial capacities at a variety of technology companies dating back to the late 1970s. Mr. Jenkins has an MBA from Schulich School of Business at York University, an M.A.Sc. in electrical engineering from the University of Toronto and a B.Eng. & Mgt. in Engineering Physics and Commerce from McMaster University.

Mr. Jenkins is expected to be appointed to the Audit Committee of the board if elected.

Other public company board memberships
OpenText Corporation

Thomson Reuters Management Proxy Circular

Director Compensation

Our Corporate Governance Committee is responsible for reviewing the adequacy and form of directors’ compensation on an annual basis. In 2013, the Corporate Governance Committee recommended, and the board subsequently approved, an increase in certain elements of director compensation. The factors that led the Corporate Governance Committee to recommend this increase included:

•	the size, scope and complexity of our organization;

•	the time commitment required of directors to serve on the board and one or more board committees, as applicable (including board/committee meetings and travel to and from board/committee meetings and site visits);

•	the experience and skills of our directors;

•	compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

•	an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and

•	our desire to have a flat fee structure.

In benchmarking director compensation, the Corporate Governance Committee evaluated publicly available data related to director compensation paid by U.S. public companies in the S&P 500 index and Canadian public companies in the S&P/TSX 60 index, as our company’s board is primarily comprised of directors from the U.S. and Canada. U.S. board compensation is generally higher than Canadian companies.

Retainers / Mandatory Equity Component

In 2013, director compensation increased for the first time since the formation of Thomson Reuters in 2008. Effective as of May 1, 2013, annual non-management director retainers were increased from $150,000 to $200,000. Prior to May 2013, directors could select cash, common shares or DSUs (or a mix thereof) for their retainers and there was no mandatory equity component. In connection with the retainer increases, a mandatory equity component was added and $50,000 of annual director retainers is now payable in DSUs. Our non-management directors may elect to receive the remaining $150,000 of their $200,000 annual retainer in the form of DSUs, common shares or cash (or a mix thereof).

DSUs

DSUs granted to directors are bookkeeping entries credited to an account maintained for each eligible director. Each DSU has the same value as one common share, though DSUs do not have voting rights. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are only settled (in the form of common shares or cash, at the election of the director) following termination of the director’s board service.

Common Shares

If a director elects to receive common shares, the amount (net of withholding taxes) is used to buy shares in the open market. Payment is made in our common shares or cash (net of withholding taxes), based on the market value of the common shares on the date prior to the payment date.

Committee Fees

Committee chair fees were also increased as of May 2013, as reflected in the table below. Prior to May 2013, committee chairs could also select the type of payment for their committee retainers between cash, common shares and DSUs (or a mix thereof). Effective in May 2013, a mandatory equity component was added for committee chair retainers, which are now payable entirely in DSUs.

Lead Independent Director Retainer

In March 2013, the board created a new Lead Independent Director position. The Lead Independent Director annual retainer is $150,000 and is inclusive of the fee for chairing one committee. The Lead Independent Director also receives the same annual $200,000 retainer paid to non-management directors. Additional information about the Lead Independent Director is provided later in this section of the circular.

Thomson Reuters Management Proxy Circular

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our directors in 2013. Directors do not receive separate attendance or meeting fees. Chairs of the Audit Committee and HR Committee currently receive additional fees given their increased responsibilities and workloads.

	January 2013 – April 2013	May 2013 - December 2013
	($)	($)
Non-management directors	150,000	200,000 ($50,000 of which is required to be paid in DSUs)
Committee chairs
Audit	20,000	30,000 (payable in DSUs)
Corporate Governance	10,000	Reflected in Lead Independent Director fee
HR	20,000	30,000 (payable in DSUs)
Chairman of the Board	600,000	600,000
Lead Independent Director	150,000 (payable in DSUs)	150,000 (payable in DSUs)

Our board had a Deputy Chairman position through May 2013. The annual retainer for that position was $300,000 in 2013.

Total Director Compensation

The table below reflects compensation earned by our directors in 2013. The fee amounts reflect cash compensation earned. The share-based awards include DSUs and common shares received in lieu of cash. Approximately 57% of 2013 director compensation was paid in DSUs and common shares.

As President and CEO of Thomson Reuters, Mr. Smith does not receive compensation for his service as a director. Information regarding Mr. Smith’s 2013 compensation is set forth in the “Executive Compensation” section of this circular.

		Fees earned ($)
Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson	600,000	-	-	-	600,000
Manvinder S. Banga	-	33,333	150,000	-	183,333
W. Geoffrey Beattie(1)	105,205	-	-	-	105,205
David W. Binet(2)	150,000	43,333	-	-	193,333
Mary Cirillo(2)(3)	-	43,333	176,667	-	220,000
Steven A. Denning	-	33,333	150,000	-	183,333
Lawton W. Fitt(2)(4)	160,000	128,000	-	-	288,000
Roger L. Martin(5)	-	52,603	-	-	52,603
Sir Deryck Maughan(2)	-	193,333	-	-	193,333
Ken Olisa, OBE	120,000	33,333	30,000	-	183,333
Vance K. Opperman(2) (6)	-	236,005	-	-	236,005
John M. Thompson(2)	-	118,333	75,000	-	193,333
Peter J. Thomson	150,000	33,333	-	-	183,333
Wulf von Schimmelmann	-	183,333	-	-	183,333
Total	1,285,205	1,131,605	581,667	-	2,998,477

(1)  Mr. Beattie’s compensation reflects his service as a director and a Deputy Chairman from January 1, 2013 through our last annual meeting of shareholders held on May 8, 2013, when he retired from the board.
(2)  Received an additional $10,000 in DSUs for serving on an ad hoc committee of the board.
(3)  Ms. Cirillo’s compensation includes fees for serving as Chair of the HR Committee.
(4)  Ms. Fitt served as Lead Independent Director from March 2013 to November 2013 and her compensation reflects a separate pro-rated retainer for serving in that capacity. Her compensation also includes pro-rated fees for serving as Chair of the Corporate Governance Committee which were separately paid during the first quarter of 2013 prior to the creation of the Lead Independent Director position. Ms. Fitt also received an additional $10,000 in DSUs for serving as Chair of the ad hoc committee described in note 2.
(5)  Mr. Martin’s compensation reflects his service as a director from January 1, 2013 through our last annual meeting of shareholders held on May 8, 2013, when he retired from the board.
(6)  Mr. Opperman was appointed Lead Independent Director in November 2013 and his compensation reflects a separate pro-rated retainer for serving in that capacity. Mr. Opperman’s compensation also includes fees for serving as Chair of the Audit Committee.

Thomson Reuters Management Proxy Circular

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Mr. Smith are described later in the circular.

In 2008, we made a special grant of RSUs to Mr. Beattie. All of these RSUs vested in February 2013. Upon vesting, each RSU entitled Mr. Beattie to receive one common share. The table below reflects the value of the award on the vesting date, based on the average of the high and low prices of our common shares on the NYSE on that date.

Name	Share-based awards – value vested during the year ($)
W. Geoffrey Beattie	3,555,676

Share Ownership Guidelines

Directors are required to hold common shares and/or DSUs having a value equal to three times their annual retainer by the later of five years from the date of their initial appointment to the Thomson Reuters board and January 1, 2017.

Ownership of common shares and DSUs by our directors can be found in each director’s biography in this circular. David Thomson and Peter Thomson are affiliated with Woodbridge, the Thomson family investment company. As of March 25, 2014, Woodbridge beneficially owned approximately 56% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular.

Mr. Smith is subject to separate ownership guidelines in his capacity as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Information about each director’s ownership of common shares and/or DSUs as of March 25, 2014 as a multiple of their annual retainer can be found in each director’s biography in this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Smith’s pension and retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Each director has signed an appointment letter that confirms his or her position on the board and any committees. Our agreement with Mr. Smith regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Thomson Reuters Management Proxy Circular

Corporate Governance

Our board is committed to high standards of corporate governance. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

Our shares are listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange. Our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

Board Size

The board currently consists of 13 individuals and functions independently of management. The board is currently comprised of 12 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed 13 directors to be nominated for election at the meeting, 10 of which are existing members of the board.

Governance Structure

Responsibility for our governance structure lies, in the first instance, with the Corporate Governance Committee, and more generally with the board. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually, together with the committee charters. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership guidelines and conflicts of interest. The guidelines and committee charters are publicly available at www.thomsonreuters.com. In addition, a copy of the corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Key Responsibilities

The board’s principal responsibilities are strategic planning, risk identification and financial, human resources, legal and regulatory oversight. The table below highlights the board’s 2013 work plan.

Meeting	Primary Activities/Topics
January	• Annual operating plan • Strategy • Financial & Risk business
March
•    Annual disclosure and corporate governance documents (annual report, management proxy circular, financial statements)
•    Executive compensation
•    Establishment of new Lead Independent Director position
•    Financial & Risk business

May	• Information security • Investor relations • Capital markets • Share repurchase program/normal course issuer bid
July	• Strategy • Tax • Technology
September	• Strategy • Financial & Risk business • Global Growth & Operations business
November	• Leadership succession • Tax & Accounting business • News business • Transformation program • Capital strategy

Thomson Reuters Management Proxy Circular

Meeting	Primary Activities/Topics
Periodically
•    Strategic and management discussions related to individual businesses or sectors
•    Reports from the Chairs of the Audit, Corporate Governance and HR Committees
•    Proposed significant acquisitions and dispositions
•    Product updates
•    Proposed capital markets transactions
•    In-camera meetings with the CEO only (at the start and end of each in-person meeting)
•    In-camera meetings of non-management directors only
•    In-camera meetings of independent directors only
•    Competitive analysis

Strategic Planning

Our board plays an important role in strategic planning and direction throughout the year.

In January, the board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities
•	Risks
•	Competitive position
•	Business outlook
•	Preliminary full-year financial results
•	Financial projections for a five-year period
•	Other key performance indicators
•	Annual dividend recommendation

Throughout the year, the board and management discuss our progress against the plan.

The board also has a separate in-person meeting in July that focuses primarily on strategy matters. As part of this meeting, directors have an in-depth discussion about our company’s strategic plans with our CEO, CFO and other senior executives. Discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

While the January and July meetings focus on strategic planning, the board also discusses various strategic issues with management at other meetings during the year.

Risk Oversight

Our enterprise risk management (ERM) process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters and assist the board and the Audit Committee with oversight responsibility for risk management. The ERM process is managed by our General Counsel.

The ERM process at our company includes:

•	identifying the significant operational, strategic, reputational and other risks in each of our business units as well as for our corporate center;

•	assessing which of these risks individually or together with other identified risks result in a significant risk to the enterprise; and

•	developing and implementing action plans for the enterprise risks and reviewing them periodically at a corporate and board level.

On a regular basis, the board or one of its committees reviews and discusses identified risks and the steps that management is taking to manage and mitigate the risks. In February 2013, senior management presented an overview of its 2013 ERM plans and calendar to the Audit Committee. Management agreed with the Audit Committee at the time that each enterprise risk would be reviewed at the board or committee level during 2013, or in connection with broader agenda items in board meetings. A specific ERM update was provided to the board at its meeting in September 2013.

For our business units and functional departments, ERM is an ongoing process under continuous management review. We involve our internal audit department in the review of certain identified risks, as appropriate or upon request. Mr. Smith’s executive committee undertakes a formal risk review annually.

Thomson Reuters Management Proxy Circular

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•	As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for establishing the agenda for board meetings, chairing board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management.

•	As CEO, Jim Smith is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the board.

Lead Independent Director

Responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman and CEO, approving meeting agendas for the board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the board; and being available for consultation with the other independent directors as required.

In March 2013, we appointed Ms. Fitt as Lead Independent Director. Ms. Fitt had been serving as Chair of the Corporate Governance Committee prior to the creation of the Lead Independent Director position. She remained Chair of that committee after her appointment as Lead Independent Director. In November 2013, Ms. Fitt informed the Corporate Governance Committee of her plans not to stand for re-election to the board at the 2014 annual meeting of shareholders. On the recommendation of the Corporate Governance Committee, the board appointed Mr. Opperman as Lead Independent Director and as Chair of the Corporate Governance Committee.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the board and help ensure the independent operations of the board and its committees. These position descriptions are publicly available at www.thomsonreuters.com in the “Investor Relations” section.

Meetings with and without the CEO/Management

Our board begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Each of the board’s committees also concludes its meetings “in-camera” with a period of time for discussion without the CEO or members of management present.

Meetings of Independent Directors

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. One such meeting of the independent directors took place in March 2013 and was presided over by Ms. Fitt.

Secretary

Deirdre Stanley, Executive Vice President and General Counsel, is also Secretary to the board and each of its committees. Directors have access to the advice and services of the Secretary.

Access to Management and Professional Advisors

The board has access to members of management and professional advisors. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

Thomson Reuters Management Proxy Circular

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices. The HR Committee also utilizes and relies upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific board approval. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee and HR Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for one or more directors affiliated with Woodbridge to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

Committees

The board operates with three committees, each of which has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.thomsonreuters.com. The following table sets forth the membership of our three board committees as of March 25, 2014 and the expected composition of our committees as of May 22, 2014 if all of the director nominees are elected at the meeting.

Committee Membership – As of March 25, 2014
Name of Director	Audit Committee	Corporate Governance Committee	HR Committee
Manvinder S. Banga			✓
David W. Binet		✓	✓
Mary Cirillo		✓	✓ (Chair)
Steven A. Denning			✓
Lawton W. Fitt	✓	✓
Sir Deryck Maughan		✓
Ken Olisa, OBE	✓
Vance K. Opperman	✓ (Chair)	✓ (Chair)
John M. Thompson	✓	✓
Wulf von Schimmelmann	✓
Total	5	6	4

Thomson Reuters Management Proxy Circular

Expected Committee Membership – May 22, 2014
Name of Director	Audit Committee	Corporate Governance Committee	HR Committee
Sheila C. Bair	✓
Manvinder S. Banga			✓
David W. Binet		✓	✓
Mary Cirillo		✓	✓ (Chair)
Michael E. Daniels			✓
Steven A. Denning		✓	✓
P. Thomas Jenkins	✓
Ken Olisa, OBE	✓
Vance K. Opperman	✓ (Chair)	✓ (Chair)
Wulf von Schimmelmann	✓
Total	5	4	5

Audit Committee

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	risk management and compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function; and

•	any additional matters delegated to the Audit Committee by the board.

As is customary for a number of global multinational companies, the board of directors has delegated review and approval authority to the Audit Committee for our annual and quarterly earnings releases as well as for quarterly management’s discussion and analysis (MD&A) and related financial statements. The full board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

In 2013, the Audit Committee met with various members of our senior management and internal audit team and PricewaterhouseCoopers LLP. In addition, the Audit Committee met regularly in separate sessions with representatives of PricewaterhouseCoopers LLP. In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2013, which are reflected in the work plan below.

2013 Primary Audit Committee Activities

•  Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;

•  Review other continuous disclosures, including our earnings press releases and annual report;

•  Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

•  Receive periodic updates from senior management on topics such as tax, treasury and accounting;

•   Review and discuss the company’s enterprise risk management (ERM) process with the General Counsel and other members of senior management, including the steps and processes taken to identify, assess, monitor and mitigate risks that are viewed as more significant;

•  Review periodic/annual impairment testing;

•  Review the scope and plans for the audit of our company’s financial statements;

•  Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;

Thomson Reuters Management Proxy Circular

2013 Primary Audit Committee Activities

•  Discuss with PricewaterhouseCoopers LLP:

•          its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),

•          all critical accounting policies and practices used or to be used by Thomson Reuters,

•          all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor, and

•          all other matters required to be communicated under IFRS.

The following is a brief summary of the education and experience of each member of the Audit Committee (as the committee is expected to be constituted, should all of the director nominees be elected at the meeting) that we believe is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles that we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Vance K. Opperman (Chair)
•    Former President and COO of West Publishing Company
•    President and CEO of Key Investment, Inc.
•    Chair of Audit Committee of Thomson Reuters for over 10 years
•    Member of private company audit committees and TCF Financial Corporation audit committee
•    Represented financial institutions in securities and financial regulations matters as a practicing attorney

Sheila Bair
•    Former Chair of the Federal Deposit Insurance Corporation
•    Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst
•    Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury
•    Former Senior Vice President for Government Relations of the New York Stock Exchange
•    Former Commissioner of the Commodity Futures Trading Commission
•    Member of Host Hotels audit committee

P. Thomas Jenkins	• Former President and CEO of OpenText Corporation • Chairman of OpenText Corporation • Former member of the Audit Committee of BMC Corporation
Ken Olisa	• Former Interregnum PLC Chair and CEO • Member of private company audit committees and former member of a public company audit committee • U.K. Financial Services Authority approved person
Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in economic sciences and Ph.D in economics from University of Zurich • Member of Maxingvest AG audit committee

Annual Internal Control and Audited Financial Statement Review

We establish and maintain internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. We have adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

In March 2014, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting. The Audit Committee also recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2015 and that our board submit this appointment to shareholders for approval at the 2014 annual meeting of shareholders.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements, MD&A and annual report, and the inclusion of the audited consolidated financial statements in our annual report to shareholders for the year ended December 31, 2013.

Thomson Reuters Management Proxy Circular

The Corporate Compliance and Audit department prepares and oversees the overall plan for internal control over financial reporting. Corporate Compliance and Audit identifies certain entities and/or significant accounts to be within the scope of its internal controls activities. Based on templates completed related to in-scope activities, Corporate Compliance and Audit evaluates responses and develops an audit scope which is presented to the Audit Committee for its review and approval. During the second half of 2013, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013. Results of the evaluation were reviewed with the Audit Committee, on behalf of the board.

Pre-approval Policy

The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by the independent auditor.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	The Audit Committee periodically reviews a summary of services provided by the independent auditor in accordance with the pre-approval policy.

•	The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2013, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Financial Disclosure Process

The Audit Committee meets to approve all financial reports prior to their release. Prior to the meeting, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All of our directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released. For the annual report, a draft is then distributed to the members of the board in advance of a board meeting for their review and approval. At the board meeting, directors are given an opportunity to raise any questions or comments.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described later in this section under “Code of Business Conduct and Ethics”.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Our Audit Committee currently does not include an individual who qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. However, Mr. Jenkins (who is nominated for election at the meeting) will be considered an audit committee financial expert if elected to the board. We believe that the current members of the Audit Committee collectively have the requisite skills and experience to properly discharge their responsibilities.

Thomson Reuters Management Proxy Circular

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the board.

The following table sets forth the Corporate Governance Committee’s work plan for 2013.

2013 Primary Corporate Governance Committee Activities

•    Review size, composition and structure of the board for effective decision-making
•    Assess director independence, financial literacy and audit committee financial expert status
•    Report on the results of board, committee and director review processes
•    Nomination of directors
•    Review director compensation (including Chairs and Lead Independent Director)
•    Review of corporate governance practices as set out in the draft proxy circular
•    Review of corporate governance guidelines and committee charters
•    Review committee composition
•    Board succession planning
•    Review external analysis of proxy circular and other shareholder group assessments
•    Plan board, committee and director assessments
•    Review compliance with Thomson Reuters Trust Principles
•    Consider agenda for meeting of independent directors
•    Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

Periodically
•    Review D&O insurance
•    Review orientation and continuing education initiatives for directors
•    Review of position descriptions for Board
•    Review related party transactions and conflicts of interest
•    Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance
•    Review Board expenses
•    Review delegation of authority
•    Review share ownership expectations and compliance
•    Approval of any waivers of Code of Business Conduct and Ethics
•    Monitor relationships between senior management and the Board
•    Be available as a forum for addressing the concerns of individual directors

Skills and Experiences of Directors

We believe that our board reflects an appropriate mix of directors with different skills and experiences. Additional information is provided in each director’s biography in this circular.

Thomson Reuters Management Proxy Circular

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the board and overall management of the business and affairs of our company. We do not have a mandatory retirement age or tenure limit for our directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or period of service. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates.

In March 2013, the Corporate Governance Committee commenced a process to identify additional candidates for the board as part of succession planning. The Corporate Governance Committee felt that ideal candidates should have experience and competencies that would complement existing members of the board. In particular, the Corporate Governance Committee sought to identify at least one candidate who could serve as an audit committee financial expert (as defined by applicable law). A global search firm was retained to frame and conduct a search for candidates. In addition, our current board members were made aware of the search and canvassed to make recommendations for possible candidates with the desired competencies.

•	A search firm identified Ms. Bair. In evaluating Ms. Bair's profile, the Corporate Governance Committee put considerable weight on her extensive expertise in banking and finance as a result of her services as Chair of the Federal Deposit Insurance Corporation (FDIC). She also would bring extensive government and regulatory experience to our board from her service at the FDIC and prior service in senior positions at the NYSE, CFTC and the U.S. Department of the Treasury. In addition, the Corporate Governance Committee valued Ms. Bair's experience on the boards of directors of other NYSE-listed companies.

•	A search firm and a member of the board both identified Mr. Daniels. In evaluating Mr. Daniels’ profile, the Corporate Governance Committee put considerable weight on his extensive global business experience with IBM, his sales, marketing and services expertise and his deep understanding of enterprise technology. In addition, the Corporate Governance Committee valued Mr. Daniels' experience on the boards of directors of other NYSE/NASDAQ-listed companies.

•	A member of the board identified Mr. Jenkins. In evaluating Mr. Jenkins' profile, the Corporate Governance Committee put considerable weight on his extensive executive knowledge and extensive business strategy, operational and management experience in the software industry. In addition, the Corporate Governance Committee valued Mr. Jenkins’ senior leadership experience with OpenText Corporation, a Canada-based multinational TSX/NASDAQ-listed company.

Mr. Thomson (Chairman), Mr. Opperman (Lead Independent Director) and Mr. Smith (CEO) independently met with Ms. Bair and Messrs. Daniels and Jenkins in order to gauge their appropriateness for our board, and their interest in it. In addition to these meetings, a search firm developed a background profile of each new director candidate. The results of these meetings and research were brought to the Corporate Governance Committee, which reviewed them in the context of other potential candidates. After discussion, the Corporate Governance Committee recommended to our board that Ms. Bair and Messrs. Daniels and Jenkins be nominated for election to the board at the 2014 annual meeting of shareholders. The board accepted the Corporate Governance Committee's recommendation.

The board continues to be of the view that its optimal size for effective decision-making and committee work is 13 to 16 members.

Director Orientation and Continuing Education

All new directors are provided with an orientation upon election or appointment to the board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and

•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executive officers.

From time to time, new directors have opportunities to visit some of our major facilities and meet with the presidents of our business segments and operations management.

The board’s secure website (BoardLink, a product sold by Thomson Reuters), monthly management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

Thomson Reuters Management Proxy Circular

Largely in connection with board meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

To facilitate ongoing education, the directors are entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. As part of our most recent board effectiveness review process, directors indicated they were pleased to continue on this basis.

Site Visits

In 2012, the Corporate Governance Committee initiated a new director continuing education/orientation program facilitating visits by small groups of directors to our sites. The visits were designed to:

•	Enable directors to update themselves first hand on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

The majority of our directors were able to participate in at least one site visit in 2012 and 2013. Feedback on this program from directors and location hosts was positive and it will be continued to other sites in 2014.

Locations visited in 2012 included Eagan, Minnesota; Dallas, Texas; Philadelphia, Pennsylvania; Buenos Aires, Argentina; and London. The table below provides information about board site visits conducted in 2013.

Date / Location	Site Focus	Attendees
January 2013 Bangalore and Mumbai, India	Indian businesses	• David Thomson • Lawton Fitt • Ken Olisa • Peter Thomson
March 2013 New York	Legal’s Practical Law business Financial & Risk business Tax & Accounting business	• David Thomson • David Binet • Mary Cirillo • Lawton Fitt • Peter Thomson
June 2013 Singapore	Asia-Pacific businesses	• David Thomson • Manvinder Banga • Ken Olisa • Peter Thomson
September 2013 Zug, Switzerland	Thomson Reuters Global Resources	• David Thomson • Mary Cirillo • Ken Olisa • Vance Opperman • Wulf von Schimmelmann • Peter Thomson
September 2013 Frankfurt, Germany	German and Eastern European businesses	• David Thomson • Manvinder Banga • John Thompson • Peter Thomson
October 2013 Los Angeles and San Francisco, California	Legal’s Elite business Legal’s FindLaw business Financial & Risk business Intellectual Property & Science’s MarkMonitor business	• David Thomson • Sir Deryck Maughan • John Thompson (LA only) • Peter Thomson

Thomson Reuters Management Proxy Circular

Board Effectiveness Review

The Corporate Governance Committee oversees an annual structured review of the effectiveness of the board and its committees. Director questionnaires address issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings. The following sets forth the review process:

From time to time, the Corporate Governance Committee also conducts an individual director review and assessment process, whereby each director meets with the Chairman of the Corporate Governance Committee to discuss his or her own contribution to the board, and the contributions of their colleagues. Follow-up meetings are subsequently held by the Chair of the Corporate Governance Committee with each director.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. Based on the Corporate Governance Committee’s recommendations, the board recommends that all of the director nominees be elected at the meeting to be held on May 22, 2014, as each of them continues to bring valuable skills and experience to the board and its committees.

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the compensation of the CEO and senior management;

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	professional development for senior management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the board.

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

The following table provides an overview of the HR Committee’s work plan for 2013.

2013 Primary HR Committee Activities

•  Compensation review for the CEO and other members of his executive committee

•  Annual individual performance evaluation of the CEO and review of evaluations of other members of his executive committee

•  Approval of 2012 annual and long-term incentive award payouts

•  Approval of 2013 annual and long-term incentive awards and targets

•  Approval of compensation disclosure in the annual management proxy circular

•  Review of employee engagement survey results

•  Review of global retirement plans

•  Review of global executive development program

•  Review of CEO position description

•  Annual talent review process

•  Annual succession planning review

•  Periodic consideration of certain new senior executive hirings and terminations

Thomson Reuters Management Proxy Circular

The following is a brief summary of the experience of each member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
Manvinder S. Banga	• Current member of the Remuneration Committee of Marks and Spencer Group • Familiarity with global compensation standards
David W. Binet	• Former member of the Compensation Committee of CTV Globemedia • Secretary to the Thomson Reuters HR Committee for 12 years
Mary Cirillo (Chair)
•    Current member of the Compensation Committees of DealerTrack and ACE
•    Former member of the Compensation Committees of Quest Diagnostics and HCPI
•    Former CEO of several business subsidiaries and managed thousands of employees

Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards
Steven A. Denning
•    Current member of the compensation committee of a private company and former member of the compensation committees of several public and private companies
•    Former Chair of Thomson Reuters HR Committee
•    Chairman of General Atlantic LLC and familiar with compensation programs at many companies

Succession Planning and Talent Management

The HR Committee oversees succession planning and talent management for our company. Twice per year, the HR Committee devotes significant time reviewing our practices and progress with the CEO and Chief People Officer. One session typically focuses on the performance of the senior leadership team and the other focuses on talent management activities, particularly succession plans and the pipeline for the most senior leadership roles. In addition to a formal annual review of succession plans, the HR Committee deepens its knowledge of potential successors through a systematic exposure to high potential individuals.

We seek to have talent management activities well embedded in Thomson Reuters. The leadership team of each business unit and function is expected to review its bench strength, pipeline and succession plans in light of its proposed business strategy and identify actions to develop potential successors and to reduce any gaps in the pipeline. This exercise is traditionally carried out at least annually at our company, in addition to two check-in meetings to review progress on development actions. The CEO and the Chief People Officer review succession and action plans for more senior leadership roles and they also identify organization-wide opportunities, challenges and risks. The CEO and Chief People Officer also review and approve the overall talent strategy for our company, including sponsoring key development programs and experiences to build a robust, global and diverse leadership bench strength. Our talent management program focuses not only on the most senior executives, but places increasing emphasis on identifying and developing high potential individuals who are not yet in senior leadership roles.

The HR Committee’s annual review includes an update on these wider-reaching and longer-term activities in addition to the focus on succession planning.

Director Attendance

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of board and committee meetings in 2013.

Number of Meetings
Board	8
Audit Committee	8
Corporate Governance Committee	5
HR Committee	5

Seven of the board’s eight meetings in 2013 were held in person. One meeting in 2013 was held by telephone.

Thomson Reuters Management Proxy Circular

The following table sets forth the attendance of our current directors at board and committee meetings in 2013. In 2013, average attendance for these individuals at all board and committee meetings was approximately 98% and 98%, respectively.

	Meetings Attended
Current Directors	Board	% Board Attendance	Audit Committee	Corporate Governance Committee	HR Committee	Committee Total	Total Meetings	Total %
David Thomson	8 of 8	100%	–	–	–	–	8 of 8	100%
James C. Smith	8 of 8	100%	–	–	–	–	8 of 8	100%
Manvinder S. Banga	7 of 8	88%	–	–	5 of 5	5 of 5	12 of 13	92%
David W. Binet	8 of 8	100%	–	5 of 5	5 of 5	10 of 10	18 of 18	100%
Mary Cirillo	8 of 8	100%	–	5 of 5	5 of 5	10 of 10	18 of 18	100%
Steven A. Denning(1)	7 of 7	100%	–	–	5 of 5	5 of 5	12 of 12	100%
Lawton W. Fitt	8 of 8	100%	8 of 8	5 of 5	–	13 of 13	21 of 21	100%
Sir Deryck Maughan	7 of 8	88%	–	4 of 5	–	4 of 5	11 of 13	85%
Ken Olisa, OBE	8 of 8	100%	8 of 8	–	–	8 of 8	16 of 16	100%
Vance K. Opperman(2)	8 of 8	100%	8 of 8	4 of 4	–	12 of 12	20 of 20	100%
John M. Thompson	8 of 8	100%	8 of 8	5 of 5	–	13 of 13	21 of 21	100%
Peter J. Thomson	8 of 8	100%	–	–	–	–	8 of 8	100%
Wulf von Schimmelmann	8 of 8	100%	7 of 8	–	–	7 of 8	15 of 16	94%

Mr. Beattie did not stand for re-election at our annual meeting of shareholders held in May 2013. In 2013, Mr. Beattie attended two of five board meetings, neither of two Corporate Governance Committee meetings and one of three HR Committee meetings. Mr. Martin also did not stand for re-election in May 2013. In 2013, Mr. Martin attended four of five board meetings and two of four Audit Committee meetings.

1  Mr. Denning was recused from attending one meeting of the board.

2  Mr. Opperman was elected to the Corporate Governance Committee in March 2013, after that committee’s initial meeting of the year.

Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director or executive officer is required to inform the board. Unless otherwise expressly determined by the board or relevant committee of the board, a director or officer who has a conflict of interest in a matter before the board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full board. For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2013 annual report.

Other/Interlocking Directorships

The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters. The board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee. We do not have any directors who serve together on boards of other public companies.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures are discussed with the Audit Committee.

Thomson Reuters Management Proxy Circular

Certifications

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2013.

Corporate Communications

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our annual Investor Day meetings with analysts and major shareholders.

The Chairman and other directors (along with the CEO, CFO and other members of senior management) are available at our annual meeting to answer questions from shareholders.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (Code) applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

Actual or potential Code violations can be self-reported to a manager, our Human Resources department or a Thomson Reuters lawyer. We also provide a confidential and anonymous Code hotline that can be used by phone or e-mail or through our intranet. We have engaged an independent third party to support our phone hotline on a 24/7 basis, with translation services available to support our employees around the world. Call managers initially forward reports to our Legal department. Reports are then assigned for follow-up and investigation depending on the issue reported, location and business involved. Matters are handled with appropriate discretion and our company has a strict non-retaliation policy for those raising issues in good faith.

In 2013 and through the date of this circular, no material violations by our directors or executive officers were reported for the Code of Business Conduct and Ethics. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.

A copy of our Code is available on our website, www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

Trust Principles and Founders Share Company

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias in the gathering and dissemination of information and news.

The Thomson Reuters Trust Principles are:

—	That Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

—	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

—	That Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

—	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

—	That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

Thomson Reuters Management Proxy Circular

Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with. We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles. The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, journalism, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee and the Thomson Reuters Founders Share Company’s board has five representatives, including its chairman, who also chairs the committee. Other members are representatives of the press associations from the United Kingdom, Australia and New Zealand. Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. For additional information about the Thomson Reuters Founders Share Company, its directors and a Founders Share that our company has issued to the Thomson Reuters Founders Share Company, please see our 2013 annual report.

Thomson Reuters Management Proxy Circular

ABOUT OUR INDEPENDENT AUDITOR

HIGHLIGHTS • We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2015 annual meeting of shareholders.

The board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2013 and 2012. 2013 fees were lower than in 2012 primarily due to the fact that 2012 included significantly higher carve-out audit-related fees for dispositions.

(in millions of U.S. dollars)	2013	2012
Audit fees	$22.8	$20.9
Audit-related fees	1.4	11.1
Tax fees	6.6	8.0
All other fees	0.7	0.9
Total	$31.5	$40.9

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2013 and 2012.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits, transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans, agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent benchmarking services.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Thomson Reuters Management Proxy Circular

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION (SAY ON PAY)

HIGHLIGHTS

•    We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•    This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•    We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we have once again adopted a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved at last year’s annual meeting of shareholders.

As this is an advisory resolution, the results will not be binding upon the board. However, the board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.646.223.4000.

The board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation as described in the 2014 management proxy circular.”

Thomson Reuters Management Proxy Circular

COMPENSATION DISCUSSION AND ANALYSIS

HIGHLIGHTS

•         This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation and what we paid to our “named executive officers” in 2013.

•         Our “named executive officers” are our CEO (Jim Smith), CFO (Stephane Bello) and the three other most highly compensated executive officers as of December 31, 2013 (Andrew Rashbass – Chief Executive, Reuters; Deirdre Stanley – Executive Vice President, General Counsel & Secretary; and Shanker Ramamurthy – President, Global Growth & Operations). Mr. Ramamurthy terminated employment with Thomson Reuters after December 31, 2013.

•        “Pay for performance” is a key part of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy and which drive shareholder value.

OVERVIEW OF 2013 COMPENSATION

Our executive compensation program is designed to be aligned with our strategic objectives and financial performance.   Entering 2013, our key financial objectives were to:

•	Drive revenue growth, both organically and through tactical acquisitions;
•	Aggressively focus on our cost structure by making improvements to our infrastructure that can deliver meaningful savings; and
•	Simplify our systems and processes across the organization.

The HR Committee of our board structured our 2013 compensation program in a way that was consistent with these objectives. 2013 named executive officer compensation continued to be weighted heavily towards annual and long-term performance-based incentive awards, supplemented by fixed base salaries.

As a way to help control costs, 2013 base salaries for most of our executives were frozen, other than for a limited number of individuals to recognize enhanced responsibilities, reflect exceptional performance or serve as a retention tool.

Our annual incentive awards were established in the first quarter of 2013 with ambitious targets. We continued to weight these awards primarily on revenue and adjusted EBITDA less capital expenditures, and to a lesser extent on free cash flow. Measures based on driving top-line growth and improving profitability were connected directly to our first two strategic financial objectives for the year (described above). In February 2014, we reported our 2013 full-year results. While we met our externally-communicated financial outlook for the year, our performance was slightly below plan and, aligned with our pay for performance philosophy, resulted in an annual incentive cash payout of approximately 89% of target for our named executive officers who received Corporate-level awards.

Long-term incentive awards granted to our named executive officers have used traditional, best practice design elements such as a three-year performance period based on key corporate financial metrics. Performance restricted share units (PRSUs) granted in 2013 were weighted equally between adjusted earnings per share (EPS) and return on invested capital (ROIC). Adjusted EPS is commonly used by our shareholders to measure our long-term financial success and ROIC is used over the long term to measure our ability to create value for our shareholders through disciplined capital allocation.

In 2013, our named executive officers received new grants of PRSUs for the three-year period ending on December 31, 2015. Vesting will also be dependent on average adjusted EPS and ROIC performance. Named executive officers were also granted stock options in 2013, which also drive pay for performance. The value of those stock options is based on our company’s share price on the NYSE.

The PRSUs granted in 2011 had the same design and for the three-year period ended December 31, 2013, our average adjusted EPS and our average ROIC were both below plan performances. As a result, PRSUs vested at approximately 64% of target. This reduced the overall actual compensation of our named executive officers.

Time-based restricted share units (TRSUs) are not part of our company’s ongoing compensation program, but are used selectively by the HR Committee to recognize and retain executives who are viewed as critical to the future success of the company. During 2013, three named executive officers other than our CEO received TRSU grants (as discussed later in this section).

Thomson Reuters Management Proxy Circular

In the remaining sections of this compensation discussion and analysis, we describe how our key compensation principles drive our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. As part of this discussion, we address the following key compensation principles:

•	“Pay for performance” is the foundation of our executive compensation;

•	Incentive performance goals are linked to key measures of our company’s performance and strategy;

•	Our executives should build equity in our company to align their interests with our shareholders;

•	We pay competitive compensation; and

•	Our compensation programs take risk into account.

COMPONENTS OF 2013 COMPENSATION
A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate	Fixed	Individual performance, role, responsibilities and experience	Cash	Provides predictable amount of fixed income as short-term compensation
Annual incentive award	Variable payment made in March after results for the previous year are audited, and dependent on company performance against objective financial targets.	Performance- based	Revenues (45%) Adjusted EBITDA before capital expenditures (45%) Free cash flow (10%)	Cash	Focuses executives on our financial goals and objectives for the year and aligns their interests with shareholder interests
Long-term incentive award
Grants of:

•  PRSUs that vest after completion of a three-year period, with vesting dependent on company performance against objective financial targets; and

•  Stock options subject to time vesting conditions

		Performance- based	Adjusted EPS (50%) Return on invested capital (50%) Value tied to share price performance	Equity

Commits executives to delivering on our financial goals over the longer term, strongly links their pay to our share price, and supports retention objectives

Helps retain critical talent and to recognize superior performance

Long-term equity award	Grants of time-based restricted share units (TRSUs), typically with three or five year vesting periods	Time-vested	Value tied to share price performance	Equity	Reward exceptional performance and for retention
Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors
Perquisites and other personal benefits	Executive physicals and financial planning assistance			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives

Our named executive officers are also subject to share ownership guidelines and a “clawback” policy. Additional information is provided later in this compensation discussion and analysis.

Thomson Reuters Management Proxy Circular

DESIGNING AND DETERMINING EXECUTIVE COMPENSATION: THE ROLE OF THE HR COMMITTEE, OUR PRINCIPAL SHAREHOLDER AND INDEPENDENT ADVISORS

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for Mr. Smith and other members of his management executive committee. The board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the board and corporate governance.

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design and administration of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources department meet regularly with the HR Committee.

In March 2013, Mr. Smith and our Chief People Officer made recommendations to the HR Committee regarding the proposed 2013 compensation arrangements for members of management’s executive committee (other than Mr. Smith). Management also provided the HR Committee with its recommendations for structuring 2013 annual and long-term incentive awards, which, among other things, included guiding principles, financial performance metrics, suggested weightings for each metric and threshold/target/maximum performance percentages for each metric. Mr. Smith is not present during HR Committee discussions regarding his own compensation arrangements.

As part of its analysis and decision-making process, the HR Committee received:

•	A summary of Mr. Smith’s performance assessment of each member of his executive committee and a self-assessment of his own performance

•	Executive pay comparisons and tally sheets so the HR Committee could assess proposed and historical compensation arrangements between individuals and against applicable market data

o	This information included base salary, annual incentive award (target dollar amount and target as a percentage of salary), long-term incentive award (target dollar amount and target as a percentage of salary) and target total compensation for each individual

o	The information also indicated the percentage of compensation mix for each individual between fixed and variable, and annual versus long-term incentive awards

o	Additional information about competitive compensation considerations and the comparator group was also provided to the HR Committee and a summary is provided later in this section

•	Input from its outside independent compensation advisor (who is discussed in more detail below)

Using its own judgment, the HR Committee approved compensation arrangements for Mr. Smith and each other executive committee member.

After the end of the year, the HR Committee reviewed the company’s performance relative to pre-established financial goals and made decisions regarding annual and long-term incentive award payouts for performance periods ended December 31, 2013. Additional information about each named executive officer’s individual 2013 compensation arrangement and individual performance during the year is provided later in this section.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. All of the HR Committee’s members are independent directors, except Mr. Binet who is not considered to be independent under applicable rules because of his affiliation with Woodbridge. Mr. Binet is not a member of the Thomson Reuters executive management team. Mr. Binet is the President of Woodbridge.

Thomson Reuters Management Proxy Circular

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc., to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting in-camera with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management would require the HR Committee’s prior approval. In 2013 and 2012, we paid FW Cook the following fees:

	2013	2012	Percentage of total fees
Executive compensation-related fees	$147,649	$115,490	100%
All other fees	$–	$–	–
Total annual fees	$147,649	$115,490	100%

In 2013 and 2012, the Corporate Human Resources department also engaged Pay Governance LLC and paid that firm approximately $181,000 and $320,000, respectively, for executive compensation consulting services, including competitive compensation analyses and advice on various other matters.

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules that were adopted under the Dodd-Frank Act require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee considered them in March 2014 in relation to FW Cook. The six factors considered by the HR Committee were:

(1)  The provision of other services to Thomson Reuters by the advisor;

(2)  The amount of fees received from Thomson Reuters by the advisor as a percentage of the total revenue of the advisor;

(3)  The policies and procedures of the firm that are designed to prevent conflicts of interest;

(4)  Any business or personal relationship of the advisor with a member of the HR Committee;

(5)  Any stock of Thomson Reuters owned by the advisor or the advisor’s affiliates; and

(6)  Any business or personal relationship of the advisor or any other employee at the firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

Thomson Reuters Management Proxy Circular

OUR KEY COMPENSATION PRINCIPLES

“Pay for performance” is the foundation of our executive compensation

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown in the charts below, approximately 82% of Mr. Smith’s 2013 target compensation was variable, which included approximately 45% awarded as long-term incentive grants in the form of performance restricted share units (PRSUs) and stock options. On average, approximately 72% of the other named executive officers’ 2013 target compensation was variable, which included approximately 40% awarded as long-term incentive grants in the form of PRSUs and stock options. As TRSU grants are not part of a named executive officer’s typical annual compensation, they have not been reflected in the charts below for Messrs. Bello and Rashbass and Ms. Stanley.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility.

The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

Incentive performance goals are linked to key measures of our company’s performance and strategy

Annual incentives

The HR Committee sets performance goals that focus on superior performance taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy.

In the fourth quarter of 2012, senior executives from our businesses met with our CEO, CFO and other Corporate executives to discuss the 2013 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our board of directors then met with senior management in the first quarter of 2013 to review, discuss and approve the final version of the plan. The HR Committee subsequently set minimum (threshold), target and maximum levels for each of the performance criteria for financial metrics used in our 2013 annual and long-term incentive awards.

In general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be ambitious, but achievable. As an example, our Corporate-level annual incentive awards for 2013, 2012 and 2011 paid out at approximately 89%, 93% and 82% of the target level, respectively.

For 2013, the performance goals for our annual cash incentive awards were based on growth in revenues, adjusted EBITDA less capital expenditures and free cash flow.

Thomson Reuters Management Proxy Circular

Long-term incentives

An executive’s long-term incentive award opportunity is expressed as a percentage of base salary, and an executive’s percentage may be modified up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are aligned with key drivers of total shareholder return. In 2013, 50% of the long-term incentive awards that we granted to our CEO and other named executive officers included PRSUs. PRSUs granted in 2013 to our named executive officers will vest in March 2016 only if our adjusted earnings per share (EPS) growth and return on invested capital (ROIC) performance exceeds threshold levels over the three-year performance period ending December 31, 2015. Our PRSUs for the three-year performance periods ended December 31, 2013, 2012 and 2011 paid out at approximately 64%, 134% and 83% of the target level, respectively.

Long-term incentive awards granted to our named executive officers in 2013 also included stock options (50%). The value of PRSUs and stock options is dependent on our company’s share price.

Discretionary adjustment authority

For both annual and long-term incentive awards, the HR Committee is authorized to make discretionary adjustments to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. In recent years, adjustments have related to reorganization costs, changes in accounting practices, various acquisitions and dispositions, integration program costs related to our Reuters acquisition and litigation/legal settlements. Results are also adjusted to reflect foreign currency exchange rates used to prepare our annual operating plan.

Non-IFRS financial measures

All of the financial metrics that we used in 2013 for our annual and long-term incentive awards are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

Our executives should build equity in our company to align their interests with our shareholders

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant TRSUs on a highly selective basis to high-performing executives who are critical to retain and/or in recognition of high potential, superior performance and contributions to the company. TRSUs do not have performance conditions and typically vest on a three or five-year basis (depending on the grant).

Through our share ownership guidelines, Mr. Smith and the other members of his Executive Committee are encouraged to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, Executive Committee members must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested TRSUs, PRSUs and stock options do not count toward the guidelines.

The following table shows the share ownership guidelines for certain of our named executive officers as well as their actual share ownership. All share values and the named executive officers' ownership are as of March 25, 2014. In the first quarter of 2014, the HR Committee increased Mr. Smith’s minimum share ownership base salary multiple from 5x to 6x. Mr. Bello became subject to share ownership guidelines in January 2012 and Mr. Rashbass joined our company in July 2013. Mr. Ramamurthy‘s share ownership is not provided below as he terminated employment with Thomson Reuters after December 31, 2013.

	Minimum share ownership			Actual share ownership
Name	(base salary multiple)		($)	(base salary multiple)		($)
James C. Smith	6	x	$9,300,000	8.20	x	$12,710,421
Stephane Bello	4	x	$3,400,000	3.04	x	$2,579,941
Andrew Rashbass	3	x	$2,579,252	-		-
Deirdre Stanley	3	x	$2,250,000	4.33	x	$3,250,985

Thomson Reuters Management Proxy Circular

We pay competitive compensation

To ensure that our compensation programs are competitive, the HR Committee utilizes independent market surveys as well as a proxy analysis to obtain a general understanding of competitive pay for positions similar to our executives. However, this information is for general reference only. The most critical factors in determining pay for our executives are their experience and skill set, their performance for the applicable period and their potential performance for future periods. The HR Committee uses benchmarks to set individual components or overall executive compensation, and performs a comparison of the compensation of our executives to that of the peer set, on a component basis and in total, to compute the difference between our pay and that of the peer set. However, our annual and long term incentive awards are not based on our company’s performance relative to this peer group of companies, a number of which have similar business models, but many of which are not our direct business competitors.

In addition, the HR Committee uses compensation data about other companies as a reference point on which - either wholly or in part - to base, justify or provide a framework for our compensation decisions. The HR Committee also reviews and considers customized third party surveys for the more general purpose of obtaining an understanding of current compensation practices.

In carefully constructing our peer group, the HR Committee does not use a mechanical, formula-driven process that is limited to identifying other Canadian companies with a common Global Industry Classification System (GICS) code and only utilizing revenues and market capitalization as comparative factors. We believe that an analysis limited to these factors without regard to industry in particular would not provide a meaningful or relevant comparison of financial performance or compensation benchmarking.

Although Thomson Reuters is a Canadian company, Mr. Smith and our other named executive officers are all based in the United States or United Kingdom. The group of companies that we currently use for informational purposes in the United States largely represents a mix of other information development and delivery companies and professional service providers with which we compete for business, talent and investors. For United Kingdom comparative purposes, we evaluate companies in the FTSE 100 index generally. For similar reasons stated above, we do not include any other Canadian companies in the group reviewed by the HR Committee.

The companies that the HR Committee currently reviews as part of this process are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Although we believe our company is somewhat unique in terms of its business operations serving the Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Similar to Thomson Reuters, many of these other companies also have significant global operations. Our company’s revenues are about the median of the companies in the group.

The companies in the group currently consist of:

Accenture	Omnicom
Automatic Data Processing	Pearson
Cablevision	Reed Elsevier
Computer Sciences	SAIC
DIRECTV Group	SAP
eBay	Time Warner
Gannett	Time Warner Cable
Interpublic Group	Wolters Kluwer
McGraw-Hill Financial
News Corporation

Following McGraw-Hill’s split into two separate companies, we retained only McGraw-Hill Financial in our comparator group. Similarly, following News Corporation’s split into two separate companies, we did not continue to reflect Twentieth Century Fox in our comparator group.

Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. We believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks because:

•	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities. In 2013, we decided to de-emphasize stock options and only grant them to a very small number of executives. Most of our executives (outside of the executive committee) who received long-term incentive awards in 2013 only received PRSUs;

Thomson Reuters Management Proxy Circular

•	The base salary component of each executive’s compensation is fixed and therefore does not encourage risk taking;

•	Our HR Committee annually reviews and determines performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are still relevant and applicable for our business;

•	Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric;

•	Our annual and long-term incentive awards have caps for the maximum potential payouts;

•	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

•	We have share ownership guidelines which further tie executives’ interests to those of our shareholders over the long-term; and

•	We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from our named executive officers in certain circumstances. Our clawback policy provides that the board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer (which includes all of our named executive officers) if in the board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2013 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

2013 COMPENSATION

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes Mr. Smith’s base salary and also considers any increases to the base salaries of our other named executive officers based on Mr. Smith’s recommendations for each individual. In addition to the considerations described above, the HR Committee also takes into account any applicable merit increase guidelines established for our employees.

2013 base salaries for our named executive officers were unchanged, except for Ms. Stanley’s.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations.

For 2013 annual incentive awards, potential payouts ranged from 0% to 200% of the target award depending on our financial performance against the goals set by the HR Committee at the beginning of the year.

The performance goals for 2013 annual incentive awards were based on revenues, adjusted EBITDA less capital expenditures and free cash flow.

•	Revenues – We use revenues because they are commonly used to measure growth of our business.

•	Adjusted EBITDA less capital expenditures (cash OI) – We use adjusted EBITDA less capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

Thomson Reuters Management Proxy Circular

•	Free cash flow – We use free cash flow as a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund share repurchases and new acquisitions. We define free cash flow as net cash provided by operating activities and other investing activities less capital expenditures and dividends paid on our preference shares. While annual incentive awards based on our consolidated performance include interest and taxes, awards based on segment performance exclude interest and taxes from the definition of free cash flow.

These goals were approved by the HR Committee during the first quarter of 2013. Awards were weighted as follows:

Financial metric	Annual incentive percentage weighting
Revenues	45%
Adjusted EBITDA less capital expenditures (cash OI)	45%
Free cash flow	10%

In February 2014, the HR Committee determined the extent to which our 2013 annual performance targets were met by comparing our financial results to our performance goals. 2013 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2013 annual operating plan.

The following table sets forth information regarding our 2013 target and actual performance for each financial metric reflected in our Corporate-level annual incentive awards, which had a payout of approximately 89% of target. These results are not directly comparable to similar financial measures that we disclose in our 2013 annual report.

Performance Metric (in billions of dollars)	Target performance	Actual performance
Revenues	$12.77	$12.66
Adjusted EBITDA less capital expenditures	$2.33	$2.36
Free cash flow	$1.73	$1.69

Long-term Incentive Awards

We provide a long-term incentive award to each of our named executive officers that is equity and performance-based. Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year.

In 2013, we divided long-term incentive awards for Mr. Smith and our other named executive officers between 50% PRSUs and 50% stock options. This blend was intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to our company and strongly supportive of important strategic and human resource objectives over the long term. While some lower level executives received stock options (in addition to PRSUs) as part of their long-term incentive awards in 2013, most of these executives only received PRSUs.

In determining the size of PRSU and stock option grants, the HR Committee initially establishes a total target compensation amount for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determines the number of PRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally does not take into account the amount of previous allocations.

PRSUs

Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

Thomson Reuters Management Proxy Circular

The two financial metrics used for PRSU awards granted in 2013 to our named executive officers were adjusted EPS and ROIC.

•	Adjusted EPS – We use adjusted EPS because it is a primary driver of our long-term financial success by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis excluding the pre-tax impacts of amortization of other identifiable intangible assets. We further adjust these measures for the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares and amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets.

•	ROIC - We use ROIC as one of the measures to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability. We express ROIC as a percentage of post-tax adjusted operating profit to average adjusted invested capital. Adjusted operating profit excludes certain non-controllable and non-operating items. Invested capital represents our net operating assets that contribute to or arise from our post-tax adjusted operating profits. See Appendix D to our 2013 management’s discussion and analysis for the full calculation.

For 2013 PRSU grants to our named executive officers, we assigned the following weightings to the financial performance goals:

Financial metric	PRSU percentage weighting
Adjusted EPS	50%
ROIC	50%

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant.

Between 0% and 200% of the initial number of PRSUs granted in 2013 will vest in 2016 after the end of the three-year performance period (January 1, 2013 through December 31, 2015), depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are paid on PRSUs that vest when the underlying shares are distributed to executives.

After the end of the year, the HR Committee determines the extent to which our PRSU performance targets were met by comparing our financial results to our performance goals. Our performance for the three year period ended December 31, 2013 was determined to be approximately 64% of the target. Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders.

The following table sets forth information regarding our 2013 target and actual performance for each financial metric reflected in our long-term incentive awards for the three-year performance period ended December 31, 2013. Adjusted EPS and ROIC reflect an average performance for the three-year period. These results are not directly comparable to similar financial measures that we disclose in our 2013 annual report.

Performance Metric	Target performance	Actual performance
Adjusted EPS growth	$2.51	$2.21
ROIC performance	7.80%	7.30%

Stock options

All options granted in 2013 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2013 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2013, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in note 4 to the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted. By using this value, the number of options is determined primarily by our company’s financial performance as opposed to changes in estimated option values.

Thomson Reuters Management Proxy Circular

TRSUs

TRSUs vest over a specified period of years. While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

2013 NAMED EXECUTIVE OFFICER COMPENSATION AND KEY ACCOMPLISHMENTS

The following section provides information about each individual named executive officer’s 2013 performance and compensation. The tables in this section help show how we pay for performance. In the tables below, long-term incentive award performance is reflected at target since these awards will vest in the future.

Jim Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson.

2013 performance

•	The company met its externally-communicated 2013 Outlook in a challenging economic environment in our two largest markets – legal and financial. In addition, our share price appreciated significantly during 2013. Our 2013 non-IFRS performance below reflects the basis of presentation for our Outlook and therefore excludes the impact of fourth-quarter charges and a pension contribution, as discussed in the MD&A section of our 2013 annual report.

Financial Measure	2013 Outlook	2013 Performance
Revenues from ongoing businesses	Grow low single digits (before currency)	2%	✓
Adjusted EBITDA margin	Between 26% and 27%	26.5%	✓
Underlying operating profit margin	Between 16.5% and 17.5%	17.2%	✓
Free cash flow	Between $1.7 billion and $1.8 billion	$1.7 billion	✓

•	Mr. Smith helped design and launch a new transformation program aimed at (i) accelerating a return to a mid-single digit organic revenue growth rate; (ii) taking greater advantage of our scale; and (iii) unleashing our talent through a more focused strategic workforce planning approach. As part of these efforts, Mr. Smith is leading a process of transforming Thomson Reuters from a portfolio of businesses into an enterprise model.

•	In 2013, under Mr. Smith’s leadership, our business units made significant progress on a number of fronts. We improved our position with customers, launched new products, continued to reduce operating expenses and lowered our financing costs.

o	Financial & Risk continued its turnaround and improved its execution capabilities across product development, platform consolidation, back-office systems integration and product deployment. The business successfully ended the year with approximately 122,000 installed Eikon terminals (nearly triple the number at the end of 2012). Financial & Risk shut down four legacy platforms, including Bridge. Financial & Risk’s net sales performance, while still negative for the full year, improved from 2012. Financial & Risk also improved customer satisfaction metrics.

o	Legal continued its evolution to become more of a solutions business and continues to help law firms improve productivity, manage their businesses more efficiently and grow more quickly. Legal acquired Practical Law, which strengthened our position in the legal market segment and has greatly increased our efforts to transform our global legal research offering into a comprehensive “know how” solution.

o	Tax & Accounting had strong performance in 2013 and grew revenues 9% (5% organically). Tax & Accounting’s global market segments continue to expand.

o	Intellectual Property & Science also had a strong performance in 2013 and grew revenues 11% (4% organically), driven by the launch of the unified Cortellis platform in Life Sciences and by the MarkMonitor acquisition in IP Solutions.

Overall, our “growth” businesses, which represented just over 50% of our total revenues in 2013, grew 9% in the aggregate.

Thomson Reuters Management Proxy Circular

2013 compensation

	Target compensation (2012)		Target compensation (2013)		Fixed	Variable	Performance Outcome - 2013
	$	% of base salary	$	% of base salary			$	Difference from target
Base salary	1,550,000	100%	1,550,000	100%	18%	-	1,550,000	-
Annual incentive award	3,100,000	200%	3,100,000	200%	-	37%	2,750,940	-11%
Long-term incentive awards	3,875,000	250%	3,875,000	250%	-	45%	3,875,000	-
Total direct compensation	8,525,000	-	8,525,000	-	18%	82%	8,175,940	-4%

Base salary: Mr. Smith’s salary was unchanged in 2013 compared to 2012, as base salaries for most of our executives were frozen.

Annual incentive award: Mr. Smith was granted a 2013 Corporate-level award based on our company’s consolidated performance. This award had an actual payout of approximately 89% of target.

Long-term incentive awards: Mr. Smith’s 2013 award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2013 have a three-year performance period and will fully vest in March 2016. Stock options granted in 2013 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2013, PRSUs that Mr. Smith received in 2011 vested in March 2014 at approximately 64% of target, which resulted in lower realized compensation than originally intended.

Mr. Smith’s total direct compensation for 2013 was 4% below his target based on the performance of his 2013 annual incentive award.

Stephane Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors in its treasury division, including regional Treasurer of General Motors Europe and Assistant Treasurer of General Motors in New York.

2013 performance

•	Mr. Bello established a more focused company-wide process for capital allocation and kept overall capital expenditures flat while re-directing an appropriate amount of capital expenditures to the company’s growth businesses.

•	Mr. Bello adjusted our capital strategy to align with our current business strategy, with a continued focus on driving free cash flow, balancing re-investment in the business and shareholder returns, and maintaining a strong balance sheet and a solid investment grade rating. Under Mr. Bello’s leadership, in 2013, we completed the following:

o	Modestly increased our leverage target (net debt/EBITDA) from 2.1x to 2.5x;

o	Issued $2.8 billion of new debt and redeemed existing debt, extending the company’s average maturity to nine years and lowering the average interest rate to about 5%;

o	Commenced share buybacks, with a target of $1.0 billion by the end of 2014;

o	Upsized our syndicated credit facility to $2.5 billion;

o	Created a new US commercial paper program to complement the existing Canadian program; and

o	Pre-funded key US and UK pension plans with a $500 million contribution to take advantage of attractive interest rates.

2013 compensation

	Target compensation (2012)		Target compensation (2013)		Fixed	Variable	Performance Outcome - 2013
	$	% of base salary	$	% of base salary			$	Difference from target
Base salary	850,000	100%	850,000	100%	24%	-	850,000	-
Annual incentive award	1,062,500	125%	1,062,500	125%	-	29%	942,863	-11%
Long-term incentive awards	1,275,000	150%	1,700,000	200%	-	47%	1,700,000	-
Total direct compensation	3,187,500	-	3,612,500	-	24%	76%	3,492,863	-3%

Thomson Reuters Management Proxy Circular

Base salary: Mr. Bello’s salary was unchanged in 2013 compared to 2012, as base salaries for most of our executives were frozen.

Annual incentive award: Mr. Bello was granted a 2013 Corporate-level award based on our company’s consolidated performance. This award had an actual payout of approximately 89% of target.

Long-term incentive awards: Mr. Bello’s award (as a percentage of base salary) was raised from 150% in 2012 to 200% in 2013 to increase the market competitiveness of his compensation package. In both years, his award was split between 50% PRSUs and 50% stock options. PRSUs granted in 2013 have a three-year performance period and will fully vest in March 2016. Stock options granted in 2013 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2013, PRSUs that Mr. Bello received in 2011 vested in March 2014 at approximately 64% of target, which resulted in lower realized compensation than originally intended.

Mr. Bello’s total direct compensation for 2013 was 3% below his target based on the performance of his 2013 annual incentive award.

In 2013, we also granted 50,000 TRSUs to Mr. Bello to strengthen his overall retention and to increase the market competitiveness of his compensation package. As TRSUs are not part of Mr. Bello’s typical annual compensation, they are not reflected in the table above. All of these TRSUs will vest on the fifth anniversary of the grant date.

Andrew Rashbass has been Chief Executive, Reuters, responsible for leading our news and media business since July 2013. Prior to joining Thomson Reuters, Andrew was chief executive of The Economist Group, where he previously served in roles as the publisher of The Economist and managing director of Economist.com. Before joining The Economist Group in 1997, Andrew worked at Associated Newspapers. He started his career at Andersen Consulting, now called Accenture.

2013 performance

•	Mr. Rashbass made solid progress in repositioning Reuters as a mission-driven news business focused more on growing revenues and profitability rather than serving as a cost center within the company.

•	Reuters reduced operating costs.

•	Reuters redirected journalist staff from some developed countries to emerging markets such as Brazil and parts of Asia to expand coverage in growth geographies.

•	Mr. Rashbass began focusing Reuters more on improving its product proposition and specific coverage needs of external customers.

2013 compensation

	Target compensation (2013)		Fixed	Variable	Performance Outcome - 2013
	$	% of base salary			$	Difference from target
Base salary	392,000	100%	27%	-	392,000	-
Annual incentive award	489,121	125%	-	33%	440,605	-10%
Long-term incentive awards	586,945	150%	-	40%	586,945	-
Total direct compensation	1,468,066	-	27%	73%	1,419,550	-3%

Base salary: Mr. Rashbass’ base salary in 2013 was pro-rated as he joined our company in the middle of the year. Mr. Rashbass’ pro-rated salary for 2013 was based on an annual salary of GBP 550,000.

Annual incentive award: Mr. Rashbass’ 2013 annual incentive award was based on a combination of Corporate and business unit level performance, with 10% based on our company’s consolidated performance, 50% based on the performance of our Financial & Risk business, and 40% based on the performance of our Reuters business (News & Media). Performance results were 89%, 90% and 88%, respectively, resulting in a payout of 90% of target. Mr. Rashbass’ payout was pro-rated based on the number of days that he was employed by our company in 2013.

Long-term incentive awards: Mr. Rashbass’ award was split between 50% PRSUs and 50% stock options. PRSUs granted in 2013 have a three-year performance period and will fully vest in March 2016. Stock options granted in 2013 will vest 25% each year over a four-year period.

Mr. Rashbass’ total direct compensation for 2013 was 3% below his target based on the performance of his 2013 annual incentive award.

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We granted Mr. Rashbass a sign-on award of 49,690 TRSUs which was also intended to compensate him for the value of equity awards that he forfeited when agreeing to join Thomson Reuters. 50% of these TRSUs will vest in equal tranches on the first, second and third anniversaries of the grant date. The remaining 50% of these TRSUs will vest on the third anniversary of the grant date.

Deirdre Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson's acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York.

2013 performance

•	Throughout the year, Ms. Stanley provided counsel and guidance to Mr. Smith and his executive committee and led the global legal team’s successful conclusion of a wide range of matters on terms favorable to Thomson Reuters. She participated in strategic planning and decision-making and worked with her senior legal team to identify and develop mitigation plans for key risks related to the company’s growth initiatives. She oversaw the completion of a number of acquisitions, divestitures and commercial transactions and the ongoing operation and development of the company’s IP, employment, ethics, compliance and data privacy initiatives.

•	Ms. Stanley assumed additional responsibilities in 2013 as Secretary to the Board and each of its committees and advised directors and senior management on a number of corporate governance-related matters.

2013 compensation

	Target compensation (2012)		Target compensation (2013)		Fixed	Variable	Performance Outcome - 2013
	$	% of base salary	$	% of base salary			$	Difference from target
Base salary	675,000	100%	750,000	100%	34%	-	750,000	-
Annual incentive award	506,250	75%	750,000	100%	-	33%	665,550	-11%
Long-term incentive awards	675,000	100%	750,000	100%	-	33%	750,000	-
Total direct compensation	1,856,250	-	2,250,000	-	34%	66%	2,165,550	-4%

Base salary: Ms. Stanley’s 2013 base salary increased from $675,000 to $750,000 and her annual incentive award target increased from 75% to 100% of her base salary. The increase in Ms. Stanley’s total target direct compensation (aggregate of base salary, annual incentive and long-term incentive targets) was intended to increase her competitive positioning. The adjustment in Ms. Stanley’s total target direct compensation also reflected her increased responsibilities as Secretary to the board of directors and its committees (in addition to her General Counsel responsibilities).

Annual incentive award: Ms. Stanley’s was granted a Corporate-level award based on our company’s consolidated performance. This award had an actual payout of approximately 89% of target.

Long-term incentive awards: Ms. Stanley’s award was split between 50% PRSUs and 50% stock options. PRSUs granted in 2013 have a three-year performance period and will fully vest in March 2016. Stock options granted in 2013 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2013, PRSUs that Ms. Stanley received in 2011 vested in March 2014 at approximately 64% of target, which resulted in lower realized compensation than originally intended.

Ms. Stanley’s total direct compensation for 2013 was 4% below her target based on the performance of her 2013 annual incentive award.

In 2013, we granted 65,000 TRSUs to Ms. Stanley to strengthen her overall retention, increase the market competitiveness of her compensation package and recognize her expanded role as the Secretary. As TRSUs are not part of Mr. Stanley’s typical annual compensation, they are not reflected in the table above. All of these TRSUs will vest on the fifth anniversary of the grant date.

Thomson Reuters Management Proxy Circular

Shanker Ramamurthy was President, Global Growth & Operations from January 1, 2012 through December 31, 2013. Mr. Ramamurthy was President of Sales & Trading and President of the combined Sales & Trading and Investment & Advisory businesses of Thomson Reuters from June 2011 to December 2011. Prior to joining Thomson Reuters in June 2011, Mr. Ramamurthy was General Manager of the Banking & Financial Market business at IBM. He has over 20 years of experience as a strategic consultant and was also previously a lead partner with PricewaterhouseCoopers LLP in their Financial Consulting practice before joining IBM when it acquired PricewaterhouseCoopers’ consulting business.

2013 performance

Under Mr. Ramamurthy’s leadership in 2013, our Global Growth & Operations (GGO) unit:

•	Increased revenues by 10% (5% organic) by continuing to identify growth opportunities in rapidly developing economies;

•	Partnered with our business units for product releases and expansions in Latin America, Asia and other areas covered by GGO;

•	Continued to develop an integrated model and strategy for our operations centers that are managed within GGO; and

•	Completed three acquisitions.

2013 compensation

	Target compensation (2012)		Target compensation (2013)		Fixed	Variable	Outcome - 2013
	$	% of base salary	$	% of base salary			$	Difference from target
Base salary	850,000	100%	850,000	100%	27%	-	850,000	-
Annual incentive award	1,062,500	125%	1,062,500	125%	-	33%	1,062,500	-
Long-term incentive awards	1,275,000	150%	1,275,000	150%	-	40%	1,275,000	-
Total direct compensation	3,187,500	-	3,187,500	-	27%	73%	3,187,500	-

Base salary: Mr. Ramamurthy’s salary was unchanged in 2013 compared to 2012, as base salaries for most of our executives were frozen.

Annual incentive award: When granted, Mr. Ramamurthy’s 2013 annual incentive award was based on a combination of Corporate and business unit level performance, with 30% based on the company’s consolidated performance and 70% based on the performance of our GGO business. Performance results were 89% and 76%, respectively, which would have resulted in a blended award of approximately 80%. We agreed to pay Mr. Ramamurthy a payout at 100% of target as part of his separation agreement.

Long-term incentive awards: Mr. Ramamurthy received a long-term incentive award in 2013, but PRSUs and unvested options granted to him as part of that award were forfeited when he left Thomson Reuters.

Mr. Ramamurthy left Thomson Reuters after December 31, 2013. For additional information about his separation agreement, please see the “Termination Benefits” section of this circular.

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis were retained.

Thomson Reuters Management Proxy Circular

For our named executive officers, perquisites and benefits provided in 2013 included:

•	Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office;

•	Use of company automobiles – this benefit is currently limited to Mr. Smith, who is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business; and

•	Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

Insurance Policies

Our company provides group life insurance to certain of our U.S. employees in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. All of our named executive officers except for Mr. Rashbass are eligible for this benefit. Mr. Rashbass is based in the U.K. and has company-provided life insurance coverage equal to four times his base salary.

Termination Benefits

Messrs. Smith, Bello and Rashbass and Ms. Stanley may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. We recently entered into a separation agreement with Mr. Ramamurthy in connection with his termination of employment. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for off-cycle awards. Under the policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the last business day of each month.

New hire awards are made on the last business day of the month during which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the last business day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the last business day of the month after the closed period has ended, or when we are no longer in possession of material nonpublic information.

Insider Trading Policy/Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Under our insider trading policy, our directors and executive officers are prohibited from entering into certain types of hedging transactions involving securities of our company, such as short sales, puts and calls.

Thomson Reuters Management Proxy Circular

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of US$100 and C$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a US$100 Investment

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the Canadian dollar relative to the U.S. dollar can have an adverse effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Thomson Reuters Management Proxy Circular

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2009 to December 31, 2013), the total shareholder return of our U.S. and Canadian-dollar denominated common shares increased approximately 57% and 37%, respectively. However, as reflected in the table below, compensation for our CEO and the other four named executive officers were 13% and 3% lower in 2013 than the corresponding values in 2009.

In the table below, values for 2011 and 2012 are higher than other years as they include a number of special TRSU grants related to executive changes. These TRSU grants are not part of an executive’s regular annual compensation. In 2011, we announced that our former CEO would be leaving the company at the end of the year and we granted retention awards to certain of our named executive officers. 2012 compensation reflected special awards granted for new executive appointments, including Mr. Smith’s appointment as our CEO and Mr. Bello’s appointment as our CFO. Several other executive officers received TRSU grants in connection with promotions that involved increased responsibilities.

The five-year historic trend reflects that our CEO compensation and aggregate named executive officer compensation has reduced over the period. This outcome reflects thoughtful and balanced compensation decision-making related to our named executive officers.

2014 Compensation Program Changes

In March 2014, annual and long-term incentive awards were granted to Mr. Smith and members of his executive committee. The HR Committee decided to increase Mr. Smith’s long-term incentive award target from 250% to 350% of his base salary to increase the market competiveness of his compensation package.

In 2014, we modified our annual incentive award program. Annual incentive awards are now based 50% on revenues and 50% on adjusted EBITDA less capital expenditures. We are no longer utilizing free cash flow as part of our annual incentive award program, as this measure is now reflected in our long-term incentive awards.

Long-term incentive awards granted to Mr. Smith and members of his executive committee for the 2014-2016 performance period continue to be split between 50% PRSUs and 50% stock options. PRSUs granted in March 2014 for the period that started on January 1, 2014 and which ends on December 31, 2016 are based 50% on adjusted EPS and 50% on free cash flow per share performance. Free cash flow per share replaced return on invested capital (ROIC) as a financial measure for 2014 PRSU awards due to its transparency and strong shareholder alignment.

Thomson Reuters Management Proxy Circular

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of actual compensation realized by our named executive officers. To supplement this required disclosure, we have included a supplemental table below called “Total Realized Compensation” which shows total actual compensation realized by each named executive officer in 2013.

					Non-equity incentive plan compensation ($)	Pension value ($)[6]	All other compensation ($)[7]	Total compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)[3]	Option- based awards ($)[4]	Annual incentive plans[5]
James C. Smith President and Chief Executive Officer	2013	1,550,000	1,937,689	1,937,516	2,750,940	(7,000)	29,630	8,198,775
	2012	1,550,000	7,815,315	1,937,539	2,855,884	4,602,000	49,580	18,810,318
	2011	1,000,000	7,106,067	1,000,076	1,356,600	10,000	50,946	10,523,689
Stephane Bello Executive Vice President and Chief Financial Officer	2013	850,000	2,392,726	850,026	942,863	416,000	31,442	5,483,057
	2012	837,500	3,525,977	600,030	965,091	347,000	22,721	6,298,319
	2011	656,700	288,358	277,943	597,314	832,000	26,239	2,678,554
Andrew Rashbass[1] Chief Executive, Reuters	2013	392,000	2,334,975	625,684	440,605	–	–	3,793,264
	2012	–	–	–	–	–	–	–
	2011	–	–	–	–	–	–	–
Deirdre Stanley Executive Vice President, General Counsel and Secretary	2013	750,000	2,380,386	375,047	665,550	405,000	31,200	4,607,183
	2012	665,000	320,184	320,006	480,725	270,000	22,055	2,077,970
	2011	636,000	312,622	312,522	389,208	127,000	24,689	1,802,071
Shanker Ramamurthy[2] Former President, Global Growth & Operations	2013	850,000	637,670	637,545	1,062,500	–	52,022	3,239,737
	2012	825,000	1,062,897	600,030	1,077,430	–	38,183	3,603,540
	2011	400,000	3,979,482	600,275	519,231	–	546,224	6,045,212

1
Mr. Rashbass joined our company in July 2013. His 2013 compensation reflects amounts that he earned during the year at Thomson Reuters. Mr. Rashbass is based in London and his compensation is paid in British pounds sterling. Mr. Rashbass’ base salary for 2013 was GBP 550,000. Amounts reflected in this table for Mr. Rashbass have been translated to U.S. dollars using the average GBP/U.S. dollar exchange rate for 2013 which was GBP 1 = US$1.56.

2
Mr. Ramamurthy served as President of our Global Growth & Operations unit through December 31, 2013. He joined our company in June 2011. Mr. Ramamurthy’s 2013 annual incentive award reflects the amount that we agreed to pay him as part of his separation agreement. His 2011 compensation reflects amounts that he earned during the year at Thomson Reuters. Mr. Ramamurthy’s compensation for 2011 also includes TRSU and PRSU grants, a pro-rated annual incentive award and a sign-on bonus paid in cash which is reflected within “all other compensation” for that year. For information about severance-related amounts and benefits that are payable to Mr. Ramamurthy, please see the “Termination Benefits” section of this circular.

3
Long-term incentive awards granted in 2013, 2012 and 2011 represent the grant date fair value of PRSUs for the three year performance periods that end on December 31, 2015, 2014 and 2013, respectively, as well as the grant date fair value of TRSUs. TRSUs are not part of a named executive officer’s typical annual compensation. The grant date fair value of 2013 awards was based on the closing price of our common shares on the NYSE on the date prior to the grant date. The grant date fair value of 2012 awards was based on the average of the high and low prices of our common shares on the NYSE on the grant date. The grant date fair value of 2011 awards was based on the closing price of our common shares on the NYSE on the grant date. Additional information about our long-term incentive awards and TRSU grants is provided in the “Compensation Discussion and Analysis” section of this circular. The following table sets forth the grant date fair values of PRSUs and TRSUs awarded to each named executive officer in 2013.

Name	Grant Date Fair Value
	PRSUs	TRSUs
James C. Smith	$1,937,689	-
Stephane Bello	$850,226	$1,542,500
Andrew Rashbass	$625,639	$1,709,336
Deirdre Stanley	$375,136	$2,005,250
Shanker Ramamurthy	$637,670	-

Thomson Reuters Management Proxy Circular

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2013, based on the closing price of our common shares on the NYSE on December 31, 2013. RSU amounts below include additional units received from notional dividend equivalents. In 2013, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Smith – 18,108; Mr. Bello – 7,314; Mr. Rashbass – 594; Ms. Stanley – 2,968; and Mr. Ramamurthy – 5,209. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.
Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
James C. Smith	319,023	170,075	489,098	$18,497,686
Stephane Bello	158,759	60,058	218,817	$8,275,659
Andrew Rashbass	50,124	18,349	68,473	$2,589,649
Deirdre Stanley	66,821	34,316	101,137	$3,825,001
Shanker Ramamurthy	72,588	62,404	134,992	$5,105,397
* Assumes vesting of PRSUs at the target amount (100%).

4
For options granted on March 6, 2013 to all of the named executive officers except for Mr. Rashbass (who was not employed by our company as of then), we calculated the grant date fair value of $5.05 per option based on the closing common share price of $30.85 on the date prior to the grant date and the average of Black-Scholes valuations of 2012 grants, which was 16.36%. This amount differs from the accounting fair value, which was $4.39 per option. The difference between the two calculations is $0.66 per option. The differences between the accounting fair value and the amounts reported in this table are $253,367 for Mr. Smith, $111,157 for Mr. Bello, $49,045 for Ms. Stanley and $83,371 for Mr. Ramamurthy. The exercise price for these options is $30.85 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on September 19, 2013 to Mr. Rashbass, we calculated the grant date fair value of $6.82 per option based on the closing price of $34.40 on the date prior to Mr. Rashbass joining the company on July 18, 2013 and a Black-Scholes value of 19.82% of this share price. This amount differs from the accounting fair value, which was $4.77 per option. The difference between the two calculations is $2.05 per option. The differences between the accounting fair value and the amounts reported in this table are $188,026 for Mr. Rashbass. The exercise price for these options is $35.37 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on March 7, 2012, we calculated the grant date fair value of $4.93 per option based on the average common share price of $27.46 for the three month period prior to January 31, 2012 and a Black-Scholes value of 18% of this average share price. This amount differs from the accounting fair value, which was $5.21 per option. The difference between the two calculations is $0.28 per option. The differences between the accounting fair value and the amounts reported in this table are $110,042 for Mr. Smith, $34,078 for Mr. Bello, $18,185 for Ms. Stanley and $34,078 for Mr. Ramamurthy. The exercise price for these options is $28.36 per share, which was the closing price of our common shares on the day before the grant date.

For options granted on March 2, 2011, we calculated the grant date fair value of $7.64 per option based on the average common share price of $37.62 for the three month period prior to January 31, 2011 and a Black-Scholes value of 20.3% of this average share price. This amount differs from the accounting fair value, which was $8.42 per option. The difference between the two calculations is $0.78 per option. The differences between the accounting fair value and the amounts reported in this table are $102,102 for Mr. Smith, $28,376 for Mr. Bello and $31,910 for Ms. Stanley. The exercise price for these options is $38.98 per share, which was the closing price of our common shares on the day before the grant date.

We estimate the grant date value of stock option awards using a lattice-binomial valuation model. For financial statement reporting purposes, we expense the fair value of stock options over the vesting period using the Black-Scholes option pricing model to estimate fair value for each option on the grant date. The principal assumptions used by our company in applying the Black-Scholes option pricing model in 2013, 2012 and 2011 are described in note 25 to our 2013 annual financial statements.

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2013 is set forth in the “Incentive Plan Awards” subsection that follows.

5
Annual cash incentive payouts are with respect to performance during 2013, 2012 and 2011. Payouts were made in the first quarter of 2014, 2013 and 2012, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

6
Pension value represents the compensatory portion of the change in the accrued pension obligation. The amount reflected for Mr. Smith in 2012 was due to his increase in base salary and the increase in his supplemental executive retirement plan (SERP) annual benefit from 50% to 60% of his base salary. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

7	All other compensation for 2013 includes the following perquisites:

•	For Mr. Smith, tax and financial planning advice of $16,345.
•	For Mr. Bello, tax and financial planning advice of $18,050.
•	For Ms. Stanley, tax and financial planning advice of $21,120.
•	For Mr. Ramamurthy, tax and financial planning advice of $17,380.

All other compensation for 2013 for Messrs. Smith, Bello and Ramamurthy and Ms. Stanley also includes company matching contributions under the U.S. employees’ 401(k) retirement savings plan, which is described in Appendix A to this circular. All other compensation for 2013 for Mr. Ramamurthy also includes company contributions to the other defined contribution plan in which he participated, which is described in the “Pension and Other Retirement Benefits” section below.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards. Mr. Smith does not receive additional compensation for serving on our board of directors.

Thomson Reuters Management Proxy Circular

Total Realized Compensation

As discussed above, to supplement the required Summary Compensation Table, the table below sets forth 2013 total realized compensation for each of our named executive officers.

Name	Total realized compensation
James C. Smith	$8,472,782
Stephane Bello	$2,495,876
Andrew Rashbass	$392,000
Deirdre Stanley	$2,654,639
Shanker Ramamurthy	$2,884,145

The amounts reported in the table above differ from the amounts reported in the Summary Compensation Table which are required under Canadian disclosure rules and are not a substitute for those amounts. Total Realized Compensation represents what was actually earned by each executive in 2013 and includes the value of base salary, annual and long term incentive awards actually paid in 2013 and the in-the-money value of any vested options that were exercised in 2013. For more information on total compensation as calculated under Canadian disclosure rules, please see the Summary Compensation Table above.

For the majority of our named executive officers, total realized compensation is substantially lower than the value shown in the Summary Compensation Table. For Mr. Smith, the value is similar to the total value in the Summary Compensation table.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2013. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2013 (the last trading day of the year) and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2013. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
James C. Smith	383,890	$30.85	3/6/2023	$2,675,713	489,098	$18,497,686	-
	393,010	$28.36	3/7/2022	$3,717,875
	130,900	$38.98	3/2/2021	-
	130,210	$35.22	3/2/2020	$338,546
	189,400	$23.25	3/3/2019	$2,759,558
	156,500	$37.15	5/7/2018	$104,855
	120,310	$42.96	2/22/2017	-
	87,500	$35.13	12/5/2015	$235,375
	75,000	$33.76	12/17/2014	$304,500
Stephane Bello	168,420	$30.85	3/6/2023	$1,173,887	218,817	$8,275,659	-
	121,710	$28.36	3/7/2022	$1,151,377
	36,380	$38.98	3/2/2021	-

Thomson Reuters Management Proxy Circular

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
	34,280	$35.22	3/2/2020	$89,128
	49,860	$23.25	3/3/2019	$726,460
	39,090	$37.15	5/7/2018	$26,190
	31,880	$42.96	2/22/2017	-
	25,000	$35.13	12/5/2015	$67,250
	20,000	$33.76	12/17/2014	$81,200
Andrew Rashbass	91,720	$35.37	9/19/2023	$224,714	68,473	$2,589,649	-
Deirdre Stanley	74,310	$30.85	3/6/2023	$517,941	101,137	$3,825,001	-
	64,910	$28.36	3/7/2022	$614,049
	40,910	$38.98	3/2/2021	-
	40,700	$35.22	3/2/2020	$105,820
	48,910	$37.15	5/7/2018	$32,770
	33,090	$42.96	2/22/2017	-
	25,000	$35.13	12/5/2015	$67,250
	25,000	$33.76	12/17/2014	$101,500
Shanker Ramamurthy	126,320	$30.85	5/14/2014	$880,450	134,992	$5,105,397	-
	121,710	$28.36	5/14/2014	$1,151,377
	78,570	$37.07	3/31/2014	$58,928

The closing price of our common shares on December 31, 2013 (the last trading day of the year) on the NYSE was $37.82. During 2013, the high and low market prices for our common shares on the NYSE were $38.73 and $29.10, respectively.

Incentive Plan Awards – Value Vested or Earned in 2013

The following table sets forth information regarding incentive plan awards that vested or were earned in 2013. The value of share-based awards reflects the vesting of certain RSUs, including PRSUs for the performance period of January 1, 2011 through December 31, 2013 and TRSUs. The dollar value of these units reflects the number of units vested/earned multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2013. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
James C. Smith	578,074	3,614,698	2,750,940
Stephane Bello	163,037	544,185	942,863
Andrew Rashbass	-	-	440,605
Deirdre Stanley	146,202	871,472	665,550
Shanker Ramamurthy	72,416	956,715	1,062,500

Thomson Reuters Management Proxy Circular

Equity Compensation Plan Information

The following table provides information as of December 31, 2013 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
C$-denominated stock options	11,500	$ C38.49		–
US$-denominated stock options	10,111,368	US$33.33		–
US$-denominated TRSUs	4,239,041	N/A	[1]	–
US$-denominated PRSUs	3,823,912	N/A	[1]	–
Total	18,185,821	–		11,737,734
Equity compensation plans not approved by security holders	–	–		–
Total	18,185,821	–		11,737,734

1	Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a U.S. employees’ 401(k) retirement savings plan and a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate & Securities, 3 Times Square, New York, New York 10036, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our director compensation plan is described in the “About Our Directors - Director Compensation” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

U.S. Employees’ 401(k) Retirement Savings Plan. Messrs. Smith and Bello and Ms. Stanley participate in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed by each of them to the plan. Mr. Ramamurthy also participated in the 401(k) retirement savings plan prior to his separation from our company. For additional information, please see Appendix A to this circular.

Pension Plans

•	U.S. – Messrs. Smith and Bello and Ms. Stanley participate in a U.S. defined benefit pension plan which has been closed to new participants since 2006. Accordingly, Mr. Ramamurthy did not participate in this plan as he joined our company in 2011. The U.S. pension plan in which Messrs. Smith and Bello and Ms. Stanley participate is a defined benefit plan funded by one of our wholly owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2013, the eligible compensation limit was $255,000 and the maximum annual benefit limit under the pension plan was $205,000.

•	U.K. - Thomson Reuters defined benefit pension plans in the U.K. have been closed to new participants since 2001. Accordingly, Mr. Rashbass currently does not participate in these plans as he joined our company in 2013. Mr. Rashbass opted out of participation in a U.K. defined contribution plan.

Thomson Reuters Management Proxy Circular

Retirement Plus Plans

•	We provide a supplemental benefit to Messrs. Smith and Bello and Ms. Stanley through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Messrs. Smith and Bello and Ms. Stanley receive allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2013, the IRS compensation limit was $255,000. As a result, Messrs. Smith and Bello and Ms. Stanley received allocations of $3,000, $2,400 and $2,000, respectively, in 2013 under this plan. Amounts under this plan are paid from our general assets.

•	We provided a supplemental benefit to Mr. Ramamurthy though a separate “retirement plus” plan which is an unfunded, non-qualified defined contribution plan. Mr. Ramamurthy received a 4% allocation of his base salary over the IRS eligible compensation limit. There is no maximum annual “retirement plus” plan compensation limit for this plan. Amounts under this plan are also paid from our general assets.

SERPs. The Thomson Reuters SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. Of our named executive officers, only Messrs. Smith and Bello and Ms. Stanley have SERPs. SERP benefits supplement amounts received by Messrs. Smith and Bello and Ms. Stanley under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Mr. Smith is currently vested in his SERP benefits (other than in the event of his voluntary resignation). Mr. Bello and Ms. Stanley will vest in their SERP benefits when they are 55 years old (as each of them already has at least 10 years of service with our company).

The combined annual benefit under the pension plan, retirement plus plan and SERP for Messrs. Smith and Bello and Ms. Stanley is a pension equal to a percentage of their final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Mr. Smith, 50% for Mr. Bello and 50% for Ms. Stanley. The benefit amount will be reduced by 5% for each year by which retirement precedes age 62. In certain circumstances, each of Messrs. Smith and Bello and Ms. Stanley will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

	Number of years credited service (#)	Annual benefits payable ($)[1,2]		Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non- compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
Name		At year end	At age 65
James C. Smith	31.25	930,000	930,000	10,931,000	(7,000)	(1,237,000)	9,687,000
Stephane Bello	12.42	450,000	450,000	3,579,000	416,000	(529,000)	3,466,000
Andrew Rashbass	–	–	–	–	–	–	–
Deirdre Stanley	11.42	375,000	375,000	2,191,000	405,000	(410,000)	2,186,000
Shanker Ramamurthy	–	–	–	–	–	–	–

1	Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on actual pensionable earnings as of December 31, 2013 and on the terms of retirement agreements effective as of that date. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date.

2	Annual benefits at age 65 for SERP participants are the same at year-end since the benefit under the SERP plan is not service-related. The amount of benefits reported at year-end for Messrs. Smith and Bello and Ms. Stanley assumes that each of them will remain with Thomson Reuters until age 55 and that otherwise only the pension plan and defined benefit retirement plus plan benefits in the amount of $120,000, $47,000 and $43,000, respectively, would be payable. Annual benefits reflect amounts payable as joint and survivor annuities.

3	The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2012 (the measurement date for 2012 year-end disclosure). The key assumptions include a discount rate of 4.0% and a rate of compensation increase of 3.5%.

4	Compensatory changes include service cost (with interest to the end of the year) plus plan changes and differences between actual and estimated earnings.

5	The non-compensatory change includes the interest cost on the accrued obligation plus change in discount rate from 4.0% to 4.9%.

6	The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through December 31, 2013 (the measurement date for 2013 year-end disclosure). The key assumptions for the SERP include a discount rate of 4.9% and a rate of compensation increase of 3.5%.

Thomson Reuters Management Proxy Circular

Termination Benefits

Payments upon Termination

Shanker Ramamurthy

Mr. Ramamurthy is entitled to receive certain payments and benefits in connection with his separation from our company. These payments and benefits are in accordance with terms set forth in a separation agreement between our company and Mr. Ramamurthy. Mr. Ramamurthy’s last day of employment with our company was December 31, 2013.

The following table quantifies incremental payments made or to which Mr. Ramamurthy is entitled based on values as of December 31, 2013. The price per share of our common shares on the NYSE on that date was $37.82.

Type of Payment or Benefit	Incremental Amount
Severance	$1,700,000
Annual cash incentive award	-
Long-term incentive awards
PRSUs	591,429
Stock options	29,464
TRSUs	2,745,278
Benefits	75,000
Total	$5,141,168

•	Severance – Mr. Ramamurthy is entitled to receive 24 months base salary as severance, which will be paid in accordance with our standard payroll practices.

•	Annual cash incentive award – Mr. Ramamurthy’s 2013 annual incentive award is reflected in the Summary Compensation Table and reflects our agreement to pay him at 100% of target. As a result, this payout is not included in the table above. We paid Mr. Ramamurthy his annual cash incentive award in February 2014.

•	Long-term incentive awards

o	PRSUs – Mr. Ramamurthy’s PRSUs for the 2011-2013 performance period are reflected in the ”Incentive Plan Awards – Value Vested or Earned in 2013” section of this circular and reflect our agreement to vest these PRSUs at 100% of target. As a result, this payout is not included in the table above. Mr. Ramamurthy received common shares in March 2014 following the vesting of these PRSUs. PRSUs granted to Mr. Ramamurthy for the 2012-2014 performance period will vest at 100% of target in March 2015, pro-rated through his termination date. The amount reflected in the table above represents the full value of these PRSUs, as these PRSUs would ordinarily be forfeited under plan terms and conditions. Mr. Ramamurthy’s PRSUs for the 2013-2015 performance period were forfeited.

o	Stock Options – All unvested options granted to Mr. Ramamurthy in 2011 fully vested and became exercisable on December 31, 2013. Unvested options granted to him in 2012 and 2013 expired as of his termination date. Under plan terms and conditions, Mr. Ramamurthy had three months following his termination date to exercise all of his options that were vested as of his termination date. Mr. Ramamurthy was provided with an extended period through May 14, 2014 to exercise vested options granted to him in 2012 and 2013 and until March 31, 2014 to exercise options granted to him in 2011. The amount in the table above reflects the in-the-money value of unvested options granted in 2011 that vested as of his termination date.

•	TRSUs – All of Mr. Ramamurthy’s outstanding TRSUs as of December 31, 2013 vested in full. As these TRSUs would ordinarily have been forfeited under plan terms and conditions, the table above reflects the value of all TRSUs that vested. Mr. Ramamurthy received common shares in February 2014 following the vesting of these TRSUs.

•	Benefits – Mr. Ramamurthy is entitled to continued participation in group medical, dental and vision plans during the severance period. Mr. Ramamurthy is also entitled to receive financial counseling services through the time that he completes his 2013 tax return. The amount reflected in the table above also includes up to $50,000 of outplacement services provided to Mr. Ramamurthy and reimbursement of up to $25,000 of legal fees incurred by Mr. Ramamurthy in connection with legal assistance for his separation agreement.

•	Pension – Mr. Ramamurthy is not entitled to pension benefits from our company as he did not participate in our defined benefit pension plans.

Mr. Ramamurthy agreed to a non-compete, confidentiality and non-disparagement undertaking as part of his separation agreement. The non-compete undertaking is for a two year period. Mr. Ramamurthy also agreed to a two year non-solicitation undertaking and provided a release and waiver of employment and other claims in favor of our company.

Thomson Reuters Management Proxy Circular

Potential Payments upon Termination

For severance payments, each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

For annual cash incentive awards, pursuant to plan terms and conditions, if a named executive officer’s employment ended on or after July 1 due to involuntary termination without cause, death, disability or a change of control, then he or she would ordinarily be entitled to receive a pro-rated payment based on the number of days worked in the year. This type of payment would typically be made at an assumed target rate, and the payment would occur prior to year-end. Annual cash incentive payments are otherwise made following completion of the financial year, after measuring our company’s actual performance against predetermined goals. Each of our named executive officers would not receive an annual cash incentive award if his or her employment ended due to involuntary termination for cause or voluntary termination/resignation.

For stock options, pursuant to award terms and conditions, unvested options would vest or be forfeited as set forth below.

Termination Event	Vested Options	Unvested Options	Exercise Period
Holder’s business ceases to be a subsidiary of Thomson Reuters (2004-2006)	Remain exercisable	Fully vested	6 months
Holder’s business ceases to be a subsidiary of Thomson Reuters (2007)			6 months. However, if the holder dies following termination of employment, the exercise period is 1 year
Holder’s business is sold by Thomson Reuters (2008-2014)			6 months. However, if the holder dies following termination of employment, the exercise period is 1 year
Involuntary termination for Cause	Forfeited	Forfeited	N/A
Involuntary termination without Cause	Forfeited (2004-2006) Remain exercisable (2007-2014)	Forfeited	N/A 3 months
Voluntary termination	Forfeited (2004-2006) Remain exercisable (2007-2014)	Forfeited	N/A 3 months
Normal Retirement	Remain exercisable	Fully vested	6 months (2004-2006) 3 years (2007-2008) 1 year (2009-2014)
Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement	6 months (2004-2006) 3 years (2007-2008) 1 year (2009-2014)
Disability	Remain exercisable	Fully vested	6 months (2004-2006) 1 year. However, if holder was eligible for Normal Retirement at the time of termination due to Disability, 3 years (2007-2008) 1 year (2009-2014)
Death	Remain exercisable	Fully vested	1 year (2004-2006; 2009-2014) 1 year. However, if holder was eligible for Normal Retirement at the time of Death, 3 years after termination (2007-2008)

Thomson Reuters Management Proxy Circular

For TRSUs, pursuant to award terms and conditions, units would have accelerated vesting or would be forfeited as set forth below.

Termination Event	Unvested TRSUs
Sale of the holder’s business by Thomson Reuters	Fully vested
Termination other than Normal Retirement, Disability, Death or sale of holder’s business (i.e., involuntary termination with/without cause or voluntary termination)	Forfeited
Normal Retirement	Fully vested
Early Retirement	Forfeited
Disability	Fully vested
Death	Fully vested

For long-term incentive awards (PRSUs), pursuant to award terms and conditions, units would vest or be forfeited as set forth below.

Termination Event	Unvested PRSUs; Before 2 1/2 years of 3 year performance period	Unvested PRSUs; After 2 1/2 years of 3 year performance period
Sale of the holder’s business by Thomson Reuters	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period
Termination other than Retirement, Disability, Death, sale of holder’s business or involuntary termination with cause (i.e., involuntary termination without cause or voluntary termination)	Forfeited
Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period

For awards granted in 2014, there is no pro rata vesting in the event of voluntary termination

Normal Retirement Early Retirement Disability Death	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period
Involuntary termination with cause	Forfeited	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period (2011-2013) Forfeited (2014)

For pensions, Messrs. Smith and Bello and Ms. Stanley would not be entitled to incremental pension-related payments or benefits in connection with a termination of employment. Information regarding their pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular. As noted in the “Pension and Other Retirement Benefits” section of this circular, Mr. Rashbass does not participate in our defined benefit pension plans.

For benefits, amounts reflect the estimated amount for executive physicals, tax, financial planning and outplacement assistance and the continuation of generally available health and welfare benefits during the applicable period following termination.

None of our named executive officers is currently eligible for early retirement or normal retirement. As such, retirement is not presented in the table as a termination event.

Our named executive officers do not have a right to receive a gross-up for any U.S. federal or other excise tax that might be due upon termination.

Each individual would be expected to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Thomson Reuters Management Proxy Circular

Messrs. Smith, Bello and Rashbass and Ms. Stanley may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer upon the specified events. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table.

The amounts in the table assume that:

•	The officer left our company on December 31, 2013; and

•	The price per share of our common shares on the NYSE on that date was $37.82 (which reflects the closing price on December 31, 2013, which was the last trading day of the year).

Estimated incremental values

	Involuntary termination without cause	Involuntary termination for cause or voluntary resignation	Termination for good reason	Death or Disability	Change of control
James C. Smith
Severance	$3,100,000	-	-	-	3,100,000
Equity-based compensation	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$3,160,000	-	-	60,000	3,100,000
Stephane Bello
Severance	$1,700,000	-	-	-	1,700,000
Equity-based compensation	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$1,760,000	-	-	60,000	1,700,000
Andrew Rashbass
Severance	$1,719,504	-	-	-	1,719,504
Equity-based compensation	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$1,779,504	-	-	60,000	1,719,504
Deirdre Stanley
Severance	$1,500,000	-	-	-	1,500,000
Equity-based compensation	-	-	-	-	-
Pension	-	-	-	-	-
Benefits	60,000	-	-	60,000	-
Total	$1,560,000	-	-	60,000	1,500,000

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES

As of March 25, 2014, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. The following table sets forth certain indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries as of March 25, 2014. A majority of the indebtedness reflected in the table below is owed by current employees to certain of our subsidiaries in connection with a business unit-level compensation arrangement.

Aggregate Indebtedness
Purpose	To Thomson Reuters or its subsidiaries	To another entity
Share purchases	–	–
Other	Approximately $4.4 million	–

Thomson Reuters Management Proxy Circular

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.8 million.

ADDITIONAL INFORMATION

Non-IFRS Financial Measures

Certain financial measures discussed in this circular, such as revenues from ongoing businesses before currency, underlying operating profit margin, free cash flow, adjusted EBITDA margin, adjusted EBITDA before capital expenditures, adjusted earnings per share (EPS) and return on invested capital (ROIC), are non-International Financial Reporting Standards (IFRS) financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2013 annual report. Adjusted EBITDA before capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are based on earnings from continuing operations and net cash provided by operating activities, as disclosed and reconciled in our 2013 annual MD&A. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Communication with the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Deirdre Stanley, Executive Vice President, General Counsel & Secretary, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

2014 Annual Meeting - Questions from Shareholders

At the annual meeting, shareholders in attendance will be provided with an opportunity to ask questions to our board, CEO and CFO. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Executive Vice President, General Counsel & Secretary at the address noted above in the “Communication with the Board” section. While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Thomson Reuters Management Proxy Circular

Where to Find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2013 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equitycompensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Additional Director Disclosure

Since 1992, Mr. Olisa has been chairman of two boutique merchant banks that provide advisory services to technology companies, some of which are or have been early stage. Mr. Olisa serves on the board of directors of a number of these companies. He was previously a director of Datapoint Newco 1 Limited and Axellis Limited which were dissolved after liquidation proceedings in the U.K. in 2004 and 2012, respectively.

Share Repurchases

In 2013, we filed an amended and restated notice of intention to make a normal course issuer bid to enable us to purchase up to 30,000,000 common shares. The notice provides that we may purchase these shares between May 22, 2013 and May 21, 2014 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE. Common shares that we purchase under the bid are cancelled. In 2013, we repurchased 10,878,884 common shares at an average price per share of $36.79. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

DIRECTORS’ APPROVAL

The board of directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Deirdre Stanley
Executive Vice President, General Counsel & Secretary
March 31, 2014

Thomson Reuters Management Proxy Circular

APPENDIX A

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose
Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.

Maximum number of shares issuable	50,000,000 shares
Shares issued as of December 31, 2013	20,101,740 shares, representing approximately 2.45% of our total issued and outstanding shares
Shares available for issue as of December 31, 2013	29,898,260 shares. In 2013, we issued approximately 4.1 million shares under the plan, which represented approximately 0.49% of our total issued and outstanding shares as of year-end.
Stock options and RSUs granted in 2013
Total awards granted in 2013 represented approximately 0.56% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2013 represented approximately 0.17% and RSUs granted in 2013 represented approximately 0.39%.

Total stock options and RSUs outstanding as of December 31, 2013
Total awards outstanding as of year-end 2013 represented approximately 2.13% of our total issued and outstanding shares. Of this amount, options outstanding as of year-end represented approximately 1.23% and RSUs outstanding as of year-end represented approximately 0.90%.

Other limits	•
The maximum number of shares that may be issued under the stock incentive plan is 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, stock appreciation rights (SARs) or RSUs). Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.

•
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 2,500,000.

•
The maximum number of shares which may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10% of the aggregate number of our outstanding common shares as determined on a non-diluted basis, and (ii) to all “insiders” and such insiders’ “associates” during any one-year period may not exceed 5% of the aggregate number of our outstanding common shares as determined on a non-diluted basis.

•
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.

Types of awards that may be issued	Non-qualified stock options, ISOs, SARs and awards of RSUs. Through March 25, 2014, we have only issued non-qualified stock options and RSUs under this plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.
Expiration of options
Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2013 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

Thomson Reuters Management Proxy Circular

Stock Incentive Plan (cont’d)
Plan amendments and changes	The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:
•
increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

	•	increases the maximum number of shares which may be issued under the awards held by a participant;
•
reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;
•
changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•
changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;
	•	changes the rights attaching to our common shares; or
	•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.
Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments. Most stock options are exercised using a same day sale process.
Transfers and assignments
Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement. The HR Committee may also determine at the time of grant or thereafter that an award (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the HR Committee.

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2013	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2013	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Thomson Reuters Management Proxy Circular

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	7,000,000 shares
Shares issued as of December 31, 2013	1,009,468 shares, representing approximately 0.12% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2013	5,990,532 shares
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs
Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.

Plan amendments and changes
Substantially similar to the provisions of the stock incentive plan described above. In 2013, we made administrative amendments to the deferred compensation plan. These amendments did not require shareholder approval.

Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	21,000,000 shares (comprised of 15,000,000 for U.S. employee stock purchase plan and 6,000,000 for global employee stock purchase plan).
Shares issued as of December 31, 2013	9,499,210 shares, representing approximately 1.2% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2013	11,500,790 shares, comprised of 7,696,768 shares for the U.S. ESPP and 3,804,022 for the global ESPP.
Types of equity-based awards that may be issued	Common shares
ESPP – key terms	• The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.
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On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

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A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

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Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes
Substantially similar to the provisions of the stock incentive plan described above. In 2013, we amended the U.S. ESPP to add seven million shares. This amendment received shareholder approval at the May 2013 annual meeting.

Transfers and assignments	Not possible other than by the laws of descent and distribution.

Thomson Reuters Management Proxy Circular

401(k) Retirement Savings Plan
Eligibility	Substantially all of our U.S. employees.
Purpose	Provide eligible employees with a tax-qualified company-sponsored retirement savings plan.
Maximum number of shares issuable	Shares for our 401(k) retirement savings plan are currently purchased in the open market.
Shares issued as of December 31, 2013	Not applicable, since shares are purchased in the open market.
Shares available for issue as of December 31, 2013	Not applicable, since shares are purchased in the open market.
Contributions
Participating employees can contribute up to 25% of their eligible compensation on a combined before-tax or after-tax basis. We also make a company matching contribution to amounts contributed by participating employees. For participants in a U.S. defined benefit pension plan, the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by the participant. Employees who do not participate in a U.S. defined benefit pension plan receive company matching contributions equal to 100% of the first 4% of eligible compensation that they contributed. The maximum before-tax contribution that can be made by a participating employee in 2014 is $17,500 per year (or $23,000 per year for certain participants age 50 and over).

Investment options	As of March 25, 2014, the plan had a number of different investment options, one of which was a company stock fund. Employees only contribute to the company stock fund if they have elected to do so.
Plan amendments
Substantially similar to the provisions of the stock incentive plan described above. In 2013, we made certain technical amendments to this plan, primarily related to acquisitions and dispositions of businesses and for administrative purposes. These amendments did not require shareholder approval.

Thomson Reuters Management Proxy Circular

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